Filed Pursuant to Rule 424(b)(5)
Registration No. 333-198952

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.375% Senior Notes due 2024	$350,000,000	99.614%	$348,649,000	$40,513.01

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Registration Statement No. 333-198952

PROSPECTUS SUPPLEMENT

(To prospectus dated September 26, 2014)

Cadence Design Systems, Inc.

$350,000,000

4.375% Senior Notes due 2024

Interest payable April 15 and October 15

We are offering $350,000,000 aggregate principal amount of our 4.375% Senior Notes due 2024 (the “notes”). The notes will mature on October 15, 2024. Interest is expected to accrue from October 9, 2014 and the first interest payment date will be April 15, 2015.

We may redeem some or all of the notes at any time at the applicable redemption price set forth under the heading “Description of notes—Optional redemption.” Upon the occurrence of a “change of control triggering event,” we must offer to purchase the notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the date of repurchase, as described under “Description of notes—Repurchase at the option of holders.”

The notes will not be guaranteed by any of our subsidiaries. As such, the notes will be structurally subordinated to the liabilities of our subsidiaries.

See “Risk factors” beginning on page S-9 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Public offering price(1)	Underwriting discount	Proceeds, before expenses, to us(1)
Per note	99.614%	1.250%	98.364%
Total for notes	$348,649,000	$4,375,000	$344,274,000

(1)	Plus accrued interest, if any, from October 9, 2014, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange or automated quotation system. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company and its participants, including Clearstream Banking, S.A. and Euroclear Bank S.A./N.V. on or about October 9, 2014.

Joint book-running managers

J.P. Morgan	Morgan Stanley

Co-managers

BofA Merrill Lynch	Credit Suisse	Goldman, Sachs & Co.

HSBC		MUFG

October 6, 2014

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference in this prospectus supplement and accompanying prospectus is accurate as of any date other than the date of such document. Neither the delivery of this prospectus supplement nor the accompanying prospectus nor any sale made hereunder shall under any circumstances imply that the information herein or therein is correct as of any date subsequent to the date of such document.

Prospectus supplement

Prospectus

Cadence Design Systems, Inc. is a Delaware corporation. Our principal executive offices are located at 2655 Seely Avenue, Building 5, San Jose, California 95134 and our telephone number at that address is (408) 943-1234. Our website is located at http://www.cadence.com. Our website and the information contained

S-i

on our website is not part of this prospectus supplement, and you should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus when making a decision as to whether to invest in the notes.

In this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms “Cadence,” the “Company,” “us,” “we” and “our” refer to Cadence Design Systems, Inc. and its consolidated subsidiaries. References to “underwriters” refer to the firms listed on the cover page of this prospectus supplement.

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes and also adds to and updates the information contained or incorporated by reference in the accompanying prospectus. The second part is the prospectus, which describes more general information regarding our debt securities, some of which does not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Incorporation of documents by reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus or the information contained in any document incorporated by reference therein, the information contained in the most recently dated document shall control.

S-ii

Available information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file annual, quarterly and other reports and information with the Securities Exchange Commission (the “SEC”). For further information regarding us, you may desire to review reports and other information filed under the Exchange Act, including the reports and other information incorporated by reference into this prospectus supplement. Such reports and other information may be read and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies can be obtained by mail at prescribed rates by writing to the public reference room mentioned above. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You can also find our filings at the SEC’s website at http://www.sec.gov and on our website at http://www.cadence.com. Our website and the information contained on our website is not part of this prospectus supplement, and you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus when making a decision as to whether to invest in the notes.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except the information contained in such documents to the extent “furnished” and not “filed”):

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed with the SEC on February 20, 2014;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended June 28, 2014 and March 29, 2014, as filed with the SEC on July 21, 2014 and April 21, 2014, respectively;

•	certain portions of our Definitive Proxy Statement on Schedule 14A for the 2014 annual meeting of the stockholders incorporated by reference in the Annual Report on Form 10-K for the year ended December 28, 2013, filed on March 26, 2014; and

•	our Current Reports on Form 8-K filed with the SEC on May 7, 2014 and September 22, 2014.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (408) 943-1234 or by writing to us at the following address:

Cadence Design Systems, Inc.

2655 Seely Avenue, Building 5

San Jose, California 95134

Attn: Investor Relations

Trademarks, service marks and trade names

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website name and address are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus supplement are

S-iii

the property of their respective owners. Some of the trademarks we own or have the right to use include Cadence, Allegro, Encounter, Incisive, Virtuoso and our logos. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Non-GAAP financial measures

We refer to the terms EBITDA, adjusted EBITDA, non-GAAP gross profit and free cash flow (as defined in “Summary—Summary consolidated financial information”) in various places in this prospectus supplement. These are supplemental financial measures that are not prepared in accordance with generally accepted accounting principles (“GAAP”). Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP.

The SEC has adopted rules to regulate the use, in filings with the SEC and in public disclosures and press releases, of “non-GAAP financial measures,” such as EBITDA, adjusted EBITDA, non-GAAP gross profit and free cash flow. These measures are derived on the basis of methodologies other than in accordance with GAAP. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Our measurements of EBITDA, adjusted EBITDA, non-GAAP gross profit and free cash flow may not be comparable to those of other companies. Please see “Summary—Summary consolidated financial information” for a discussion of our use of non-GAAP measures in this prospectus supplement, including the reasons that we believe this information is useful to management and to investors and a reconciliation of these non-GAAP measures to the most closely comparable financial measure calculated in accordance with GAAP.

S-iv

Summary

This summary highlights some basic information contained in greater detail elsewhere in this prospectus supplement. This summary may not contain all of the information that may be important to you and is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus supplement or the accompanying prospectus. You should carefully read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference herein and therein, before making an investment decision. You should pay special attention to the “Risk factors” section beginning on page S-9 of this prospectus supplement to determine whether an investment in the notes is appropriate for you. Except as otherwise indicated and unless the context otherwise requires, the terms “Cadence,” the “Company,” “we,” “us” and “our” refer to Cadence Design Systems, Inc. and its consolidated subsidiaries.

Cadence Design Systems, Inc.

We develop solutions that our customers use to design increasingly small and complex integrated circuits (“ICs”) and electronic devices. Our solutions are designed to help our customers reduce the time to bring an IC or electronic device to market and to reduce their design, development and manufacturing costs. Our product offerings include electronic design automation (“EDA”) software, emulation hardware, and two categories of intellectual property (“IP”), commonly referred to as verification IP and design IP. We provide maintenance for our software, hardware and IP product offerings. We also provide engineering services related to methodology, education, hosted design solutions and design services for advanced ICs and development of custom IP. These services help our customers manage and accelerate their electronics product development processes.

Recent developments

On September 19, 2014, we amended our senior revolving credit facility (our “revolving credit facility”) on terms substantially similar to the prior credit agreement, except that, as amended, our revolving credit facility (i) is unsecured, (ii) expires on September 19, 2019, (iii) currently has no subsidiary guarantors and (iv) includes certain amendments to the negative and financial covenants and related defined terms. Our revolving credit facility provides for borrowings up to $250.0 million, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million.

As of June 28, 2014, we had outstanding borrowings under the revolving credit facility of $100.0 million and were in compliance with all financial covenants. On July 18, 2014, we paid off all outstanding borrowings under the revolving credit facility.

Company information

Cadence Design Systems, Inc. was incorporated in June 1988 in the State of Delaware. Our principal executive offices are located at 2655 Seely Avenue, Building 5, San Jose, California 95134 and our telephone number is (408) 943-1234. Our corporate website address is www.cadence.com. The information on, or accessible through, our website is not incorporated by reference in this prospectus supplement.

The offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of notes” in this prospectus supplement. In this “Summary—The offering” section, “we,” “us” and “Cadence” refer to Cadence Design Systems, Inc. and not to any of its subsidiaries.

Issuer	Cadence Design Systems, Inc.

Securities offered	$350,000,000 aggregate principal amount of 4.375% Senior Notes due 2024.

Maturity date	October 15, 2024.

Interest rate	4.375% per year.

Interest payment dates	April 15 and October 15, commencing April 15, 2015. Interest will accrue from October 9, 2014.

Optional redemption	At any time prior to July 15, 2024, we may redeem some or all of the notes at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon to July 15, 2024 (not including any portions of payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points.

In addition, from and after July 15, 2024, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the date of redemption. See “Description of notes—Optional redemption.”

Change of control offer	Upon the occurrence of a “change of control triggering event,” you will have the right, as holders of the notes, to cause us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest thereon, if any, to, but not including, the repurchase date. See “Description of notes—Repurchase at the option of holders.”

Ranking	The notes will be our senior unsecured obligations and will:

•	rank senior in right of payment to all of our existing and future subordinated indebtedness;

•	rank equally in right of payment with all of our existing and future senior indebtedness;

•	be effectively subordinated to any of our existing and future secured debt, to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of all of our subsidiaries.

As of June 28, 2014, not giving effect to this offering, but giving effect to the repayment of all outstanding borrowings under the revolving credit facility on July 18, 2014 and the amendment of our revolving credit facility on September 19, 2014:

•	we would have had approximately $350.0 million of total indebtedness (disregarding any unamortized debt discount on our outstanding 2.625% Cash Convertible Senior Notes due 2015 (the “2015 Notes”)), all of which would have ranked equally with the notes;

•	we would have had commitments available to be borrowed under our revolving credit facility of $250.0 million, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million, which, if borrowed would rank equally with the notes; and

•	our subsidiaries would have had approximately $129.8 million of liabilities, including debt, trade payables and accrued liabilities, but excluding intercompany liabilities and deferred revenue, all of which would have been structurally senior to the notes.

Covenants	We will issue the notes under an indenture with Wells Fargo Bank, National Association, as trustee. The indenture will, among other things, limit our ability and the ability of our subsidiaries to:

•	incur certain liens;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of notes.”

Trading market for the notes	The notes are a new issue of securities and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, be maintained. We do not intend to apply for a listing of the notes on any automated dealer quotation system.

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, which may include the retirement of debt, working capital, capital expenditures, potential acquisitions and strategic transactions. See “Use of proceeds.”

Risk factors	In evaluating an investment in the notes, prospective investors should carefully consider, along with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, the specific factors set forth under “Risk factors” for risks involved with an investment in the notes. See “Risk factors.”

Summary consolidated financial information

The summary consolidated income statement data below for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, and the summary consolidated balance sheet data as of December 28, 2013 and December 29, 2012, have been derived from our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus, and are qualified by reference to such financial statements. The summary consolidated income statement data below for the six month periods ended June 28, 2014 and June 29, 2013, and the summary consolidated balance sheet data as of June 28, 2014, have been derived from our unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014, incorporated by reference in this prospectus supplement and the accompanying prospectus, and are qualified by reference to such financial statements. In the opinion of management, such unaudited interim financial data contains all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of our financial position and results of operations as of and for such periods. This summary data should be read in conjunction with the section herein entitled “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and our condensed consolidated financial statements and related notes thereto in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014, which are each incorporated by reference in this prospectus supplement and the accompanying prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the six months ended June 28, 2014 are not necessarily indicative of results that may be expected for the full current fiscal year or any future period.

	Fiscal year ended			Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	June 28, 2014	June 29, 2013

Consolidated income statement data:

Revenue:
Product and maintenance	$1,357,934	$1,212,429	$1,033,143	$711,818	$666,254
Services	102,182	113,995	116,692	45,520	50,493

Total revenue	1,460,116	1,326,424	1,149,835	757,338	716,747

Cost and expenses:
Cost of product and maintenance	132,245	118,516	113,658	79,904	57,942
Cost of service	67,956	72,607	81,498	31,608	33,492
Marketing and sales	378,157	342,278	323,798	196,934	185,679
Research and development	534,022	454,085	400,745	299,138	260,479
General and administrative	121,314	112,076	92,863	60,786	64,251
Amortization of acquired intangibles	19,416	15,077	16,536	10,789	9,118
Restructuring and other charges	17,999	113	360	370	2,508

Total costs and expenses	1,271,109	1,114,752	1,029,458	679,529	613,469

	Fiscal year ended			Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	June 28, 2014	June 29, 2013
Income from operations	$189,007	$211,672	$120,377	$77,809	$103,278
Interest expense	(37,581)	(34,742)	(43,025)	(14,637)	(18,790)
Other income, net	7,570	11,341	18,074	5,017	4,193

Income before provision (benefit) for income taxes	158,996	188,271	95,426	68,189	88,681
Provision (benefit) for income taxes	(5,247)	(251,677)	23,197	11,856	643

Net income	$164,243	$439,948	$72,229	$56,333	$88,038

	As of		As of
(In thousands)	December 28, 2013	December 29, 2012	June 28, 2014

Consolidated balance sheet data:
Cash and cash equivalents	$536,260	$726,357	$557,416
Short-term investments	96,788	100,704	97,910
Working capital	72,881	173,965	6,672
Total assets	2,428,601	2,287,003	2,785,833
Total debt	324,826	447,011	433,333
Long-term liabilities	124,286	154,562	117,302
Stockholders’ equity	1,156,105	915,171	1,260,484

	Fiscal year ended				Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	June 28, 2014	June 29, 2013

Other financial data:
EBITDA(1)	$294,885	$312,230	$230,099	$61,910	$136,435	$154,448
Adjusted EBITDA(1)	404,914	370,301	284,978	150,933	187,821	201,595
Non-GAAP gross profit(2)	1,288,640	1,152,163	969,161	789,971	665,535	636,596
Free cash flow(3)	322,676	280,028	208,921	164,361	79,248	126,492

(1)	EBITDA and adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures provides useful information to investors in assessing our financial condition and results of operations. We define EBITDA as earnings before income taxes plus interest expense and depreciation and amortization.

We define adjusted EBITDA as EBITDA plus stock-based compensation, restructuring expenses and certain contractually excluded cash and non-cash items as calculated under the financial covenant requirements for our revolving credit facility agreement. Certain contractually excluded cash items are not to exceed $25.0 million in a twelve-month period. Certain contractually excluded cash items includes acquisition and integration-related costs, shareholder litigation costs incurred during fiscal 2010 and fiscal 2011 and certain other severance costs. Certain contractually excluded non-cash items includes gains and losses related to our non-qualified deferred compensation plan assets, gains and losses related to our strategic investment activities and a loss on extinguishment of debt that was incurred during fiscal 2010.

Net income is the GAAP financial measure most directly comparable to EBITDA and adjusted EBITDA. These non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measures. Furthermore, these non-GAAP financial measures have limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. Some of these limitations include:

•	certain items excluded from EBITDA and adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure;

•	EBITDA and adjusted EBITDA do not reflect all of our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•	adjusted EBITDA is a financial measure designed primarily to monitor our compliance with certain financial covenants under our revolving credit facility; and

•	our computations of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

We compensate for the limitations of EBITDA and adjusted EBITDA as analytical measures by reviewing the comparable GAAP financial measures, understanding the differences between the financial measures and incorporating these data points into our decision-making process. EBITDA and adjusted EBITDA should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. Because EBITDA and adjusted EBITDA may be defined differently by other companies in our industry, our definition of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their usefulness.

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA for the periods specified below.

	Fiscal year ended				Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	June 28, 2014	June 29, 2013
Net income	$164,243	$439,948	$72,229	$126,538	$56,333	$88,038
Depreciation and amortization	98,308	89,217	91,648	88,335	53,609	46,977
Interest expense	37,581	34,742	43,025	36,343	14,637	18,790
Provision (benefit) for income taxes	(5,247)	(251,677)	23,197	(189,306)	11,856	643

EBITDA	294,885	312,230	230,099	61,910	136,435	154,448
Stock-based compensation expense	66,285	47,561	43,588	43,460	37,941	28,921
Restructuring expenses	18,147	64	834	13,225	396	2,656
Certain non-cash items	597	1,168	179	7,338	(1,979)	542
Certain cash items	25,000	9,278	10,278	25,000	15,028	15,028

Adjusted EBITDA	$404,914	$370,301	$284,978	$150,933	$187,821	$201,595

The following table provides a reconciliation of net income to EBITDA and adjusted EBITDA for the first and second quarters of fiscal 2014 and the four quarters of each of fiscal 2013 and fiscal 2012.

	Three months ended
(In thousands)	Jun. 28, 2014	Mar. 29, 2014	Dec. 28, 2013	Sep. 28, 2013	Jun. 29, 2013	Mar. 30, 2013	Dec. 29, 2012	Sep. 29, 2012	Jun. 30, 2012	Mar. 31, 2012
Net income	$23,263	$33,070	$37,705	$38,500	$9,429	$78,609	$313,874	$58,584	$36,386	$31,104
Depreciation and amortization	27,592	26,017	25,627	25,704	25,295	21,682	22,046	23,435	21,797	21,939
Interest expense	7,369	7,268	9,208	9,583	9,528	9,262	8,902	8,737	8,566	8,537
Provision (benefit) for income taxes	6,500	5,356	(8,272)	2,382	28,203	(27,560)	(261,146)	(8,011)	9,337	8,143

EBITDA	64,724	71,711	64,268	76,169	72,455	81,993	83,676	82,745	76,086	69,723
Stock-based compensation expense	19,077	18,864	18,798	18,566	15,111	13,810	13,276	12,399	10,361	11,525
Restructuring expenses	—	396	15,405	86	2,656	—	64	—	—	—
Certain non-cash items	(433)	(1,546)	38	17	230	312	31	1,115	56	(34)
Certain cash items	10,093	4,935	2,187	7,785	10,093	4,935	2,187	3,016	3,627	448

Adjusted EBITDA	$93,461	$94,360	$100,696	$102,623	$100,545	$101,050	$99,234	$99,275	$90,130	$81,662

(2)	Non-GAAP gross profit is not a financial measure presented in accordance with GAAP. We believe that the presentation of non-GAAP gross profit provides useful information to investors in assessing our financial condition and results of operations. We define non-GAAP gross profit as gross profit plus expenses recorded in cost of product and maintenance and cost of services comprised of amortization of acquired intangibles and stock-based compensation expense, and adjusted for non-qualified deferred compensation expenses or gains and certain other expenses.

Gross profit is the GAAP financial measure most directly comparable to non-GAAP gross profit. This non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. Furthermore, this non-GAAP financial measure has limitations as an analytical tool because it excludes some, but not all, items that affect the most directly comparable GAAP financial measure.

We compensate for the limitations of non-GAAP gross profit as an analytical measure by reviewing the comparable GAAP financial measure, understanding the differences between the financial measures and incorporating these data points into our decision-making process. Non-GAAP gross profit should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because non-GAAP gross profit may be defined differently by other companies in our industry, our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its usefulness.

The following table provides a reconciliation of gross profit to non-GAAP gross profit for the periods specified below.

	Fiscal year ended				Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	June 28, 2014	June 29, 2013
Revenue	$1,460,116	$1,326,424	$1,149,835	$935,954	$757,338	$716,747
Cost of product and maintenance	132,245	118,516	113,658	73,475	79,904	57,942
Cost of services	67,956	72,607	81,498	82,968	31,608	33,492

Gross profit	1,259,915	1,135,301	954,679	779,511	645,826	625,313
Amortization of acquired intangibles	24,718	13,541	10,480	6,648	16,189	9,567
Stock-based compensation expense	3,917	3,206	3,573	3,777	2,379	1,678
Non-qualified deferred compensation expenses (credits)	90	115	(22)	35	73	38
Other expenses	—	—	451	—	1,068	—

Non-GAAP gross profit	$1,288,640	$1,152,163	$969,161	$789,971	$665,535	$636,596

The following table provides a reconciliation of gross profit to non-GAAP gross profit for the first and second quarters of fiscal 2014 and the four quarters of each of fiscal 2013 and fiscal 2012.

	Three months ended
(In thousands)	Jun. 28, 2014	Mar. 29, 2014	Dec. 28, 2013	Sep. 28, 2013	Jun. 29, 2013	Mar. 30, 2013	Dec. 29, 2012	Sep. 29, 2012	Jun. 30, 2012	Mar. 31, 2012
Revenue	$378,788	$378,550	$376,722	$366,647	$362,481	$354,266	$345,585	$338,533	$326,476	$315,830
Cost of product and maintenance	37,707	42,197	41,757	32,546	28,095	29,847	24,437	34,461	32,406	27,212
Cost of services	16,706	14,902	17,274	17,190	15,148	18,344	19,353	16,809	17,071	19,374

Gross profit	324,375	321,451	317,691	316,911	319,238	306,075	301,795	287,263	276,999	269,244
Amortization of acquired intangibles	8,613	7,576	7,265	7,886	5,760	3,807	3,877	3,874	2,891	2,899
Stock-based compensation expense	1,194	1,185	1,160	1,079	789	889	913	836	652	805
Non-qualified deferred compensation expenses (credits)	13	60	16	36	29	9	27	(32)	71	49
Other expenses	1,068	—	—	—	—	—	—	—	—	—

Non-GAAP gross profit	$335,263	$330,272	$326,132	$325,912	$325,816	$310,780	$306,612	$291,941	$280,613	$272,997

(3)	Free cash flow is not a financial measure presented in accordance with GAAP. We believe that the presentation of free cash flow provides useful information to investors in assessing our financial condition and results of operations. We define free cash flow as net cash provided by operating activities less purchases of property, plant and equipment.

Net cash provided by operating activities is the GAAP financial measure most directly comparable to free cash flow. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure because it is adjusted for a use of cash that is not an operating cash flow as defined by GAAP.

The following table provides a reconciliation of net cash provided by operating activities to free cash flow for the periods specified below.

	Fiscal year ended				Six months ended
(In thousands)	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	June 28, 2014	June 29, 2013
Net cash provided by operating activities	$367,605	$315,994	$240,342	$199,143	$96,963	$150,231
Purchases of property, plant and equipment	(44,929)	(35,966)	(31,421)	(34,782)	(17,715)	(23,739)

Free cash flow	$322,676	$280,028	$208,921	$164,361	$79,248	$126,492

The following table provides a reconciliation of net cash provided by operating activities to free cash flow for the first and second quarters of fiscal 2014 and the four quarters of each of fiscal 2013 and fiscal 2012.

	Three months ended
(In thousands)	Jun. 28, 2014	Mar. 29, 2014	Dec. 28, 2013	Sep. 28, 2013	Jun. 29, 2013	Mar. 30, 2013	Dec. 29, 2012	Sep. 29, 2012	Jun. 30, 2012	Mar. 31, 2012
Net cash provided by operating activities	$68,865	$28,098	$119,164	$98,210	$74,895	$75,336	$95,876	$91,930	$67,479	$60,709
Purchases of property, plant and equipment	(11,463)	(6,252)	(8,979)	(12,211)	(17,170)	(6,569)	(10,034)	(7,663)	(10,068)	(8,201)

Free cash flow	$57,402	$21,846	$110,185	$85,999	$57,725	$68,767	$85,842	$84,267	$57,411	$52,508

Risk factors

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note on Forward-Looking Statements” in the accompanying prospectus.

Risks related to our business

Uncertainty in the global economy in general, and any potential downturn in the semiconductor and electronics industries in particular, may negatively impact our business and reduce our bookings levels and revenue.

Purchases of our products and services are dependent upon the commencement of new design projects by integrated circuits, or ICs, manufacturers and electronics systems companies. The IC and electronics systems industries are cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

The IC and electronics systems industries have also experienced significant downturns in connection with, or in anticipation of, maturing product cycles of both these industries’ and their customers’ products. Although the semiconductor industry experienced growth in 2010, semiconductor industry revenues for 2011 remained at levels similar to 2010 and decreased slightly during 2012 and 2013, according to preliminary reports. Spending on electronic design automation, or EDA, products and services grew moderately during fiscal 2012 and 2013. While spending on EDA products and services has grown in recent years, the current outlook for the semiconductor industry is uncertain and may result in a decrease in spending on EDA products and services.

While we cannot predict global economic conditions, uncertainty about future economic conditions and future decline in consumer spending could negatively impact our customers’ businesses, reducing the number of new chip designs and their overall research and development spending, including their spending on EDA products and services, and as a result decrease demand for our products. Decreased bookings for our products and services, customer bankruptcies, consolidation among our customers, or problems or delays with our hardware suppliers or with the supply or delivery of our emulation hardware products could also adversely affect our ability to grow our business or adversely affect our future revenues and financial results. Our future business and financial results are subject to considerable uncertainty that could impact our stock price. If economic conditions deteriorate in the future, or, in particular, if semiconductor industry revenues do not grow or our suppliers of our hardware components and products are subject to problems or delays, our future revenues and financial results could be adversely affected. However, if economic conditions improve for our customers, the positive impact on our revenues and financial results may be deferred due to cautious customer research and development spending and our mix of licenses that result in recurring revenue.

Our failure to respond quickly to technological developments or customers’ increasing technological requirements could make our products uncompetitive and obsolete.

The industries in which we compete experience rapid technology developments, rapid changes in industry standards and customer requirements, and frequent introductions and improvements of new products. Currently, the industries we serve are experiencing the following trends:

•	changes in the design and manufacturing of ICs, including migration to advanced process nodes and the introduction of three dimensional transistors, such as fin-based, multigate transistors, or FinFETs, present major challenges to the semiconductor industry, particularly in IC design, design automation, design of manufacturing equipment, and the manufacturing process itself. With migration to advanced process nodes, the industry must adapt to more complex physics and manufacturing challenges such as the need to draw features on silicon that are many times smaller than the wavelength of light used to draw the features via lithography. Models of each component’s electrical properties and behavior also become more complex as do requisite analysis, design, verification and manufacturing capabilities. Novel design tools and methodologies must be invented and enhanced quickly to remain competitive in the design of electronics in the smallest nanometer ranges;

•	the challenges of advanced node design are leading some customers to work with more mature, less risky manufacturing processes that may reduce their need to upgrade or enhance their EDA products and design flows;

•	the ability to design systems-on-chips, or SoCs, increases the complexity of managing a design that, at the lowest level, is represented by billions of shapes on fabrication masks. In addition, SoCs typically incorporate microprocessors and digital signal processors that are programmed with software, requiring simultaneous design of the IC and the related software embedded on the IC;

•	with the availability of seemingly endless gate capacity, there is an increase in design reuse, or the combining of off-the-shelf design intellectual property, or IP, with custom logic to create ICs or SoCs. The unavailability of a broad range of high-quality design IP (including our own) that can be reliably incorporated into a customer’s design with our software products and services could lead to reduced demand for our products and services;

•	increased technological capability of the Field-Programmable Gate Array, or FPGA, which is a programmable logic chip, creates an alternative to IC implementation for some electronics companies. This could reduce demand for our IC implementation products and services;

•	a growing number of low-cost engineering services businesses could reduce the need for some IC companies to invest in EDA products; and

•	adoption of cloud computing technologies with accompanying new business models for an increasing number of software categories, including EDA.

If we are unable to respond quickly and successfully to these trends, we may lose our competitive position, and our products or technologies may become obsolete. To compete successfully, we must develop, acquire or license new products and improve our existing products and processes on a schedule that keeps pace with technological developments and the requirements for products addressing a broad spectrum of designers and designer expertise in our industries. Our emulation hardware platforms must be enhanced periodically to reduce the likelihood that a competitor surpasses the capabilities we offer. Our introduction of new products could reduce the demand and revenue of our older products or affect their pricing. We must also be able to support a range of changing computer software, hardware platforms and customer preferences. A rapid transition to different business models associated with cloud computing technologies could result in reduced revenue. We cannot guarantee that we will be successful in keeping pace with all, or any, of the customer trends.

We have experienced varied operating results, and our operating results for any particular fiscal period are affected by the timing of revenue recognition, particularly for our emulation hardware and IP products.

We have recorded net losses in the past and may record net losses in the future. Various factors affect our operating results, and some of them are not within our control. Our operating results for any period are affected by the timing of revenue recognition, particularly for our emulation hardware and IP products.

A substantial portion of the product revenue related to our emulation hardware business is recognized upon delivery, and our forecasted revenue results are based, in part, on our expectations of emulation hardware to be delivered in a particular quarter. Therefore, changes in emulation hardware bookings or deliveries relative to expectations will have a more immediate impact on our revenue than changes in software or services bookings, for which revenue is generally recognized over time.

During fiscal 2013, we made significant investments to expand our IP offerings through, among other things, research and development and acquisitions. As we continue to expand our IP offerings, a portion of the revenue related to our IP bookings will be deferred until we complete and deliver the licensed IP to our customers. As a result, costs related to the research and development of the IP may be incurred prior to the recognition of the related revenue.

Revenue related to our emulation hardware and IP products is inherently difficult to predict because sales of our emulation hardware and IP products depend on the commencement of new projects for the design and development of complex ICs and systems by our customers, our customers’ willingness to expend capital to deploy our emulation hardware or IP products in those projects and the availability of our emulation hardware or IP products for delivery. Therefore, our emulation hardware or IP sales may be delayed or may decrease if our customers delay or cancel projects because their spending is constrained or if there are problems or delays with the supply or delivery of our emulation hardware or IP products or our hardware suppliers. Moreover, the emulation hardware and IP markets are highly competitive, and our customers may choose to purchase a competitor’s hardware or IP product based on cost, performance or other factors. These factors may result in lower revenue, which would have an adverse effect on our business, results of operations or cash flows.

Our software license mix is such that a substantial proportion of licenses require ratable revenue recognition, and we expect the license mix, combined with the modest growth in spending by our customers in the semiconductor sector, may make it difficult for us to rapidly increase our revenue in future fiscal periods. The timing of our revenue recognition may be deferred until payments become due and payable from customers with nonlinear payment terms or as cash is collected from customers with low credit ratings.

We plan our operating expenses based on forecasted revenue, expected business needs and other factors. These expenses and the effect of long-term commitments are relatively fixed in the short term. Bookings and the related revenue are harder to forecast in a difficult economic environment. If the macroeconomic environment weakens, and we experience a shortfall in bookings, our operating results could differ from our expectations because we may not be able to quickly reduce our expenses in response to short-term business changes.

The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on our results of operations (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that may lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Historical results of operations should not be viewed as reliable indicators of our future performance. If our revenue, operating results or business outlook for future periods fall short of the levels expected by us, securities analysts or investors, the trading price of our common stock could decline.

We depend on sole suppliers for certain hardware components, making us vulnerable to supply disruption and price fluctuation.

We depend on sole suppliers for certain hardware components. Our reliance on sole suppliers could result in product delivery problems and delays and reduced control over product pricing and quality. Though we prefer to have multiple sources to procure certain key components, in some cases it is not practical or feasible to do so. We may suffer a disruption in the supply of certain hardware components if we are unable to purchase sufficient components on a timely basis or at all for any reason. Any supply disruption, including delay in delivery of components by our suppliers or the bankruptcy or shutdown of our suppliers, could delay our production process and prevent us from delivering completed emulation hardware products to customers or from supplying new evaluation units to customers, which could have a negative impact on our revenue and operating results.

We have acquired and expect to acquire other companies and businesses and may not realize the expected benefits of these acquisitions.

We have acquired and expect to acquire other companies and businesses. During fiscal 2013, we made several acquisitions of IP businesses. Our future revenue growth and expansion of our IP business is heavily dependent on our successful integration of these and other acquisitions. We may incur significant costs in connection with our potential transactions, including acquisitions that are not consummated. Potential and completed acquisitions involve a number of risks. If any of the following acquisition-related risks occur, our business, operating results or financial condition could be seriously harmed:

•	the failure to realize anticipated benefits such as cost savings and revenue enhancements;

•	the failure to integrate and manage acquired products and businesses effectively;

•	the failure to retain key employees of the acquired company or business;

•	difficulties in combining previously separate companies or businesses into a single unit;

•	the substantial diversion of management’s attention from day-to-day business when evaluating and negotiating these transactions and integrating an acquired company or business;

•	the discovery, after completion of the acquisition, of unanticipated liabilities assumed from the acquired company, business or assets, such that we cannot realize the anticipated value of the acquisition;

•	difficulties related to integrating the products of an acquired company or business in, for example, distribution, engineering, licensing models or customer support areas;

•	unanticipated costs;

•	customer dissatisfaction with existing license agreements with us, possibly dissuading customers from licensing or buying products acquired by us after the expiration date of the existing license; or

•	the failure to understand and compete effectively in markets where we have limited experience.

In a number of our completed acquisitions, we have agreed to make future payments, either in the form of employee retention bonuses or contingent purchase price payments, based on the performance of the acquired companies, businesses or the employees who joined us with the acquired companies or businesses. The performance goals pursuant to which these future payments may be made generally relate to the achievement by the acquired company or business, or by the employees who joined us with the acquired company or business, of certain specified bookings, revenue, run rate, product proliferation, product development or employee retention goals during a specified period following completion of the applicable acquisition. The specific performance goal levels and amounts and timing of employee bonuses or contingent purchase price payments vary with each acquisition. We may continue to use contingent purchase price payments in connection with acquisitions in the future and while we expect to derive value from an acquisition in excess of such contingent payment obligations, we may be required to make certain contingent payments without deriving the anticipated value.

Future acquisitions may involve issuances of stock as full or partial payment of the purchase price for the acquired company or business, grants of restricted stock, restricted stock units or stock options to employees of the acquired companies or businesses (which may be dilutive to existing stockholders), expenditure of substantial cash resources or the incurrence of a material amount of debt. These arrangements may impact our liquidity, financial position and results of operations.

We have been investing and expect to continue to invest in research and development efforts for new products and technologies and services, and if the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may be harmed.

We have invested and expect to continue to invest in research and development for new products and technologies and services in response to our customers’ increasing technological requirements, such as the migration to advanced process nodes and the introduction of multi-gate architectures, also known as FinFETs. Such investments may involve significant time, risks and uncertainties, including that they may not generate sufficient revenues to offset liabilities assumed and expenses associated with these new investments. We believe that we must continue to invest a significant amount of time and resources to our research and development efforts and services to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our revenue and operating results may be adversely affected.

The competition in our industries is substantial, and we may not be able to continue to successfully compete in our industries.

The EDA industry, the commercial electronics engineering services industry and the IP industry are highly competitive. If we fail to compete successfully in these industries, it could seriously harm our business, operating results or financial condition. To compete in these industries, we must identify and develop or acquire innovative and cost-competitive EDA products, integrate them into platforms and market them in a timely manner. We may not be able to compete successfully in these industries. Factors that could affect our ability to compete successfully include:

•	the development by others of competitive EDA products or platforms and engineering services, possibly resulting in a shift of customer preferences away from our products and services and significantly decreased revenue;

•	aggressive pricing competition by some of our competitors may cause us to lose our competitive position, which could result in lower revenues or profitability and could adversely impact our ability to realize the revenue and profitability forecasts for our software or emulation hardware systems products;

•	the challenges of developing (or acquiring externally developed) technology solutions, including emulation hardware and IP offerings, that are adequate and competitive in meeting the rapidly evolving requirements of next-generation design challenges;

•	the significant number of current and potential competitors in the EDA industry and the low cost of entry;

•	intense competition for acquisition targets, possibly making it more difficult for us to acquire companies or technologies at an acceptable price, or at all;

•	the combination of our EDA competitors or collaboration among many EDA companies to deliver more comprehensive offerings than they could individually; and

•	decisions by electronics manufacturers to perform engineering services or IP development internally, rather than purchase these services from outside vendors due to budget constraints or excess engineering capacity.

We compete in EDA most frequently with Synopsys, Inc. and Mentor Graphics Corporation, but also with numerous other EDA providers (such as Ansys, Inc., Atrenta, Inc., ATopTech, Inc., Zuken Ltd. and many others offering “point solutions”), with manufacturers of electronic devices that have developed, acquired or have the capability to develop their own EDA products, and with numerous electronics design and consulting companies. In the area of design IP, we compete with Synopsys, CEVA, Inc. and numerous smaller IP companies.

Competitive pressures may require us to change our pricing, which could have an adverse effect on our results of operations.

The highly competitive markets in which we do business can put pressure on us to reduce the prices of our products. If our competitors offer deep discounts on certain products in an effort to recapture or gain market share or to sell other software or hardware products, we may then need to lower our prices or offer other favorable terms to compete successfully. Any such changes would be likely to reduce our profit margins and could adversely affect our operating results. Any substantial changes to our prices and pricing policies could cause sales revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. Some of our competitors bundle products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales or with lower spending, then the reduced revenues resulting from lower prices could have an adverse effect on our results of operations.

The effect of foreign exchange rate fluctuations may adversely impact our revenue, expenses, cash flows and financial condition.

We have significant operations outside the United States. Our revenue from international operations as a percentage of total revenue was approximately 57% and 56% during the three months ended June 28, 2014 and June 29, 2013, respectively, and was approximately 56% during fiscal 2013 and approximately 57% during both fiscal 2012 and fiscal 2011. We expect that revenue from our international operations will continue to account for a significant portion of our total revenue. We also transact business in various foreign currencies. The volatility of foreign currencies in certain countries where we conduct business, most notably the Japanese yen, European Union euro, British pound and Indian rupee have had and may in the future have an effect on our revenue or operating results.

Fluctuations in the rate of exchange between the United States, or U.S., dollar and the currencies of other countries where we conduct business could seriously affect our business, operating results or financial condition. For example, when a foreign currency declines in value relative to the U.S. dollar, it takes more of the foreign currency to purchase the same amount of U.S. dollars than before the change. If we price our products and services in the foreign currency, we receive fewer U.S. dollars than we did before the change. If we price our products and services in U.S. dollars, the decrease in value of the local currency results in an increase in the price for our products and services compared to those products of our competitors that are priced in local currency. This could result in our prices being uncompetitive in markets where business is transacted in the local currency. On the other hand, when a foreign currency increases in value relative to the U.S. dollar, it takes more U.S. dollars to purchase the same amount of the foreign currency. As we use the foreign currency to fund payroll costs and other operating expenses in our international operations, this results in an increase in operating expenses. Our attempts to reduce the effect of foreign currency fluctuations may be unsuccessful, and significant exchange rate movements may adversely impact our results of operations as expressed in U.S. dollars.

Our future revenue is dependent in part upon our installed customer base continuing to license or buy additional products and purchase additional services.

Our installed customer base has traditionally generated additional new license, service and maintenance revenues. In future periods, customers may not necessarily license or buy additional products or contract for additional services or maintenance. Our customers, many of which are large semiconductor and systems companies, often have significant bargaining power in negotiations with us. Mergers or acquisitions of our customers can reduce the total level of purchases of our software, hardware and services, and in some cases, increase customers’ bargaining power in negotiations with their suppliers, including us.

Litigation could adversely affect our financial condition or operations.

We currently are, and in the future may be, involved in various disputes and litigation that arise in the ordinary course of business. These include disputes and lawsuits related to intellectual property, including customer indemnification, mergers and acquisitions, licensing, contracts, distribution arrangements and employee relations matters. For information regarding the litigation matters in which we are currently engaged, please refer to Note 12 in the notes to the unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014 incorporated by reference into this prospectus supplement. We cannot provide any assurances that the final outcome of these lawsuits or any other proceedings that may arise in the future will not have a material adverse effect on our business, operating results, financial condition or cash flows. Litigation can be time consuming and expensive and could divert management’s time and attention from our business, which could have a material adverse effect on our revenues and operating results.

Risks associated with our international operations could seriously harm our financial condition.

A significant amount of our revenue is derived from our international operations, and we have offices throughout the world, including key research and development facilities outside of the United States. Our international operations may be subject to a number of risks, including:

•	the adoption or expansion of government trade restrictions, including tariffs and other trade barriers;

•	limitations on repatriation of earnings;

•	limitations on the conversion of foreign currencies;

•	reduced protection of intellectual property rights in some countries;

•	performance of national economies;

•	longer collection periods for receivables and greater difficulty in collecting accounts receivable;

•	difficulties in managing foreign operations;

•	political and economic instability;

•	unexpected changes in regulatory requirements;

•	inability to continue to offer competitive compensation in certain growing regions;

•	differing employment practices and labor issues;

•	United States’ and other governments’ licensing requirements for exports, which may lengthen the sales cycle or restrict or prohibit the sale or licensing of certain products; and

•	variations in costs or expenses associated with our international operations, including as a result of changes in foreign tax laws or devaluation of the U.S. dollar relative to other foreign currencies.

Some of our international research and development and other facilities are in parts of the world where there may be a greater risk of business interruption as a result of political instability, terrorist acts or military conflicts than businesses located domestically. Furthermore, this potential harm is exacerbated because damage to or disruptions at our international research and development facilities could have a more significant adverse effect on our ability to develop new or improve existing products than other businesses that may only have sales offices or other less critical operations abroad. We are not insured for losses or interruptions caused by acts of war. Furthermore, our operations are dependent upon the connectivity of our operations throughout the world. Activities that interfere with our international connectivity, such as cyber hacking, the introduction of a virus into our computer systems or natural disasters near any of our international locations, could significantly interfere with our business operations.

In addition, internal controls, policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not prevent our employees, contractors or agents from violating or circumventing our policies and the laws and regulations applicable to our worldwide operations.

We depend upon our management team and key employees, and our failure to attract, train, motivate and retain management and key employees may make us less competitive and therefore harm our results of operations.

Our business depends upon the continued services, efforts and abilities of our senior management and other key employees. Competition for highly skilled executive officers and employees can be intense, particularly in geographic areas recognized as high technology centers such as the Silicon Valley area, where our principal offices are located, and in other locations where we maintain facilities. In addition, competition for qualified personnel in the EDA, commercial electronics engineering services and IP industries has intensified. We may also experience increased compensation costs that are not offset by either improved productivity or higher sales. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel. From time to time, there may be changes in our management team resulting from the hiring and departure of executive officers, and as a result, we may experience disruption to our business that may harm our operating results and our relationships with our employees, customers and suppliers may be adversely affected.

To attract, retain and motivate individuals with the requisite expertise, we may be required to grant large numbers of stock options or other stock-based incentive awards, which may be dilutive to existing stockholders and increase compensation expense, and pay significant base salaries and cash bonuses, which could harm our operating results. The high cost of training new employees, not fully utilizing these employees, or losing trained employees to competing employers could also reduce our operating margins and harm our business or operating results.

In addition, applicable rules and regulations require stockholder approval for new equity compensation plans and significant amendments to existing equity compensation plans (including increases in shares available for issuance under such plans), and prohibit publicly-traded companies from giving a proxy to vote on equity compensation plans unless the beneficial owner of the shares has given voting instructions. These rules and regulations could make it more difficult for us to grant equity compensation to employees in the future. To the extent that these regulations make it more difficult or expensive to grant equity compensation to employees, we may incur increased compensation costs or find it difficult to attract, retain and motivate employees, which could materially and adversely affect our business.

We could suffer serious harm to our business because of the infringement of our intellectual property rights by third parties or because of our infringement of the intellectual property rights of third parties.

There are numerous EDA, verification IP, or VIP, and design IP product-related patents. New patents are being issued at a rapid rate and are owned by EDA companies as well as entities and individuals outside the EDA industry, including parties whose income is primarily derived from infringement-related litigation. It is not always practicable to determine in advance whether a product or any of its components infringes the patent rights of others. As a result, from time to time, we may be compelled to respond to or prosecute intellectual property infringement claims to protect our rights or defend a customer’s rights.

Intellectual property infringement claims, including contractual defense reimbursement obligations related to third-party claims against our customers, regardless of merit, could consume valuable management time, result in costly litigation or cause product shipment delays, all of which could seriously harm our business, operating results or financial condition. The risk of infringement and related indemnification claims associated with design IP products that are incorporated into a customer product broadly used by consumers, may be higher than the risk associated with our software products. In settling these claims, we may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing agreements, if available, may not have terms favorable to us. Being compelled to enter into a license agreement with unfavorable terms could seriously harm our business, operating results or financial condition. Any potential intellectual property litigation could compel us to do one or more of the following:

•	pay damages (including the potential for treble damages), license fees or royalties (including royalties for past periods) to the party claiming infringement;

•	stop licensing products or providing services that use the challenged intellectual property;

•	obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign the challenged technology, which could be time consuming and costly, or impossible.

If we were compelled to take any of these actions, our business or operating results may suffer.

We rely on our proprietary technology, as well as software and other intellectual property rights licensed to us by third parties, and we cannot assure you that the precautions taken to protect our rights will be adequate or that we will continue to be able to adequately secure such intellectual property rights from third parties.

Our success depends, in part, upon our proprietary technology. We generally rely on patents, copyrights, trademarks, trade secrets, licenses and restrictive agreements to establish and protect our proprietary rights in technology and products. Despite the precautions we may take to protect our intellectual property, third parties have tried in the past, and may try in the future, to challenge, invalidate or circumvent these safeguards. Our patents and other intellectual property rights may not provide us with sufficient competitive advantages. Patents may not be issued on any of our pending applications and our issued patents may not be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as applicable law protects these rights in the United States. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights, or deter or prevent third parties from infringing or misappropriating our proprietary rights.

Many of our products include software or other intellectual property licensed from third parties. We may have to seek new or renew existing licenses for such software and other intellectual property in the future. Our engineering services business holds licenses to certain software and other intellectual property owned by third parties, including that of our competitors. Our failure to obtain software, other intellectual property licenses or other intellectual property rights that are necessary or helpful for our business on favorable terms, or our need to engage in litigation over these licenses or rights, could seriously harm our business, operating results or financial condition.

Our operating results and revenue could be adversely affected by customer payment delays, customer bankruptcies and defaults or modifications of licenses.

Occasionally, our customers file for bankruptcy or request to modify license terms. If our customers experience adversity in their business, they may delay or default on their payment obligations to us, file for bankruptcy or modify or cancel plans to license our products. For instance, if our customers are not successful in generating sufficient cash or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us, although these obligations are generally not cancelable. Our customers’ inability to fulfill payment obligations, in turn, may adversely affect our revenue and cash flow. Additionally, our customers have, in the past, sought, and may, in the future, seek, to renegotiate pre-existing contractual commitments. Payment defaults by our customers or significant reductions in existing contractual commitments could have a material adverse effect on our financial condition and operating results. Because of the relatively high levels of volatility that continue to drive significant fluctuations in asset prices, as well as concern regarding high levels of leverage in sovereign and corporate debt, the capital and credit markets are volatile and unpredictable. If we were to seek funding from the capital or credit markets in response to any material level of customer defaults, we may not be able to secure funding on terms acceptable to us, or at all, which may have a material negative effect on our business.

If our security measures are breached, and an unauthorized party obtains access to customer data or our proprietary business information, our information systems may be perceived as being unsecure, which could harm our business and reputation.

Our products and services involve the storage and transmission of our proprietary information and that of our customers. We have offices throughout the world, including key research and development facilities outside of the United States. Our operations are dependent upon the connectivity of our operations throughout the world. Despite our security measures, our information technology and infrastructure may be vulnerable to cyber attacks or breached due to an employee error or other disruption that could result in unauthorized disclosure of sensitive information and could significantly interfere with our business operations. Breaches of our security measures could expose us to a risk of loss or misuse of this information, litigation and potential liability. Because techniques used to obtain unauthorized access or to sabotage information systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. In addition, if we select a vendor that uses cyber storage of information as part of their service or product offerings, despite our attempts to validate the security of such services, our proprietary information may be misappropriated by third parties. In the event of an actual or perceived breach of our security, or the security of one of our vendors, the market perception of the effectiveness of our security measures could be harmed and we could suffer damage to our reputation or our business, or lose existing customers and our ability to obtain new customers.

The long sales cycle of our products and services may cause our operating results to fluctuate unexpectedly.

Generally, we have a long sales cycle that can extend up to six months or longer. The complexity and expense associated with our products and services generally require a lengthy customer education, evaluation and approval process. Consequently, we may incur substantial expenses and devote significant management effort and expense to develop potential relationships that do not result in agreements or revenue and may prevent us from pursuing other opportunities.

In addition, sales of our products and services have been and may in the future be delayed if customers delay approval or commencement of projects because of:

•	the timing of customers’ competitive evaluation processes; or

•	customers’ budgetary constraints and budget cycles.

Long sales cycles for hardware products subject us to a number of significant risks over which we have limited control, including insufficient, excess or obsolete inventory, variations in inventory valuation and fluctuations in quarterly operating results.

We have substantial cash requirements in the United States, but a significant portion of our cash is held and generated outside of the United States, and if our cash available in the United States and the cash available under our revolving credit facility is insufficient to meet our operating expenses and debt repayment obligations in the United States, then we may be required to raise cash in ways that could negatively affect our financial condition, results of operations and the market price of our common stock.

We have significant operations outside the United States. As of June 28, 2014, approximately 84% of our cash, cash equivalents and short-term investments balance was held by subsidiaries outside the United States, with the remainder of the balance held by us or our subsidiaries in the United States. We believe that the combination of our existing U.S. cash, cash equivalents, future U.S. operating cash flows and cash available under our revolving credit facility are sufficient to meet our ongoing U.S. operating expenses and debt repayment obligations. However, if these sources of cash were insufficient to meet our future funding obligations in the United States, we could be required to seek other available funding sources, which could negatively impact our results of operations, financial position and the market price of our common stock.

The investment of our cash, cash equivalents and investments in money market funds and marketable debt securities are subject to risks which may cause losses and affect the liquidity of these investments.

Our investments include various money market funds and marketable debt securities, such as corporate debt securities, U.S. Treasury securities, U.S. government agency securities, bank certificates of deposit and commercial paper. Weakened financial markets have at times adversely impacted the general credit, liquidity, market prices and interest rates for these and other types of debt securities. Additionally, changes in monetary policy by the Federal Open Market Committee and concerns about the rising U.S. government debt level may cause a decrease in the purchasing power of the U.S. dollar and adversely affect our investment portfolio. Furthermore, if there is a default or downgrade of U.S. government or agency debt securities, our investment portfolio may be adversely impacted, requiring impairment charges that could adversely affect our liquidity, financial position, results of operations or cash flows. The financial market and monetary risks associated with our investment portfolio may have a material adverse effect on our financial condition, liquidity, results of operations or cash flows.

Our operating results could be adversely affected as a result of changes in our effective tax rates or by material differences between our forecasted annual effective tax rates and actual tax rates.

Our future effective tax rates could be adversely affected by the following:

•	changes in tax laws or the interpretation of such tax laws in the United States, Ireland, Hungary and other international locations where we have operations;

•	earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States federal and state statutory tax rates;

•	an increase in expenses not deductible for tax purposes, including certain stock-based compensation and impairment of goodwill;

•	changes in the valuation allowance against our deferred tax assets;

•	changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period;

•	increases to interest or penalty expenses classified in the financial statements as income taxes;

•	new accounting standards or interpretations of such standards;

•	a change in our decision to indefinitely reinvest foreign earnings outside the United States; or

•	results of tax examinations by the Internal Revenue Service, or IRS, and state and foreign tax authorities.

Any significant change in our future effective tax rates could adversely impact our results of operations for future periods.

Forecasts of our annual effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of estimating our annual income or loss, the mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, as well as benefits from available deferred tax assets, the impact of various accounting rules and results of tax audits. Forecasts of our annual effective tax rate do not include the anticipation of future tax law changes. If there were a material difference between forecasted and actual tax rates then it could have a material impact on our results of operations.

Our reported financial results may be adversely affected by changes in United States generally accepted accounting principles, and we may incur significant costs to adjust our accounting systems and processes to comply with significant changes.

United States generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. During fiscal 2014, the FASB issued a new accounting standard related to revenue recognition which could change the way we account for certain of our sales transactions. The adoption of this standard and changes in other principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC is considering a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

In addition, we may need to significantly change our accounting systems and processes if we are required to adopt future or proposed changes in accounting principles noted above. The cost of these changes may negatively impact our results of operations during the periods of transition.

The IRS and other tax authorities regularly examine our tax returns, and the outcome of current and future tax examinations may have a material adverse effect on our results of operations and cash flows.

The IRS and other tax authorities regularly examine our income tax returns and other non-income tax returns, such as payroll, sales, use, value-added, net worth or franchise, property, goods and services, services, consumption, import, stamp, and excise taxes, in both the United States and foreign jurisdictions. The calculation of our provision for income taxes and our accruals for other taxes requires us to use significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of our provision for income taxes, we regularly assess the potential settlement outcomes resulting from income tax examinations. However, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. In addition, we cannot be certain that such amount will not be materially different from the amount that is reflected in our historical income tax provisions and accruals for other taxes. Should the IRS or other tax authorities assess additional taxes, penalties or interest as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on our results of operations, financial position or cash flows in the applicable period or periods.

Our restructuring plans may not result in the benefits we have anticipated, possibly having a negative effect on our future operating results.

In recent fiscal years, we have initiated restructuring plans in an effort to decrease costs by reducing our workforce and by consolidating facilities. We incur substantial costs to implement restructuring plans, and our restructuring activities may subject us to litigation risks and expenses. In addition, our restructuring plans may have other consequences, such as attrition beyond our planned reduction in workforce, a negative effect on employee morale or our ability to attract highly skilled employees. Our competitors may also use our restructuring plans to seek to gain a competitive advantage over us. The restructuring plans could also cause our remaining employees to leave or result in reduced productivity by our employees, and, in turn, this may affect our revenue and other operating results in the future.

Failure to obtain export licenses could harm our business by rendering us unable to ship products and transfer our technology outside of the United States.

We must comply with regulations of the United States and of certain other countries in shipping our products and transferring our technology outside the United States and to foreign nationals. Any significant future difficulty in complying could harm our business, operating results or financial condition.

Errors or defects in our products and services could expose us to liability and harm our business.

Our customers use our products and services in designing and developing products that involve a high degree of technological complexity, each of which has its own specifications. Because of the complexity of the systems and products with which we work, some of our products and designs can be adequately tested only when put to full use in the marketplace. As a result, our customers or their end users may discover errors or defects in our software or the systems we design, or the products or systems incorporating our design and intellectual property may not operate as expected. Errors or defects could result in:

•	loss of customers;

•	loss of market share;

•	damage to our reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources to resolve the problem;

•	loss of or delay in revenue;

•	increased service costs; and

•	liability for damages.

If we become subject to unfair hiring claims, we could be prevented from hiring needed employees, incur liability for damages and incur substantial costs in defending ourselves.

When companies in our industry lose employees to competitors, they frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring employees or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

Conflict minerals regulations may cause us to continue to incur additional expenses and may adversely impact our ability to conduct our business.

In August 2012, the SEC adopted new rules establishing disclosure and reporting requirements regarding the use of certain minerals referred to as “conflict minerals” in products. These rules require us to determine, disclose and report whether or not such minerals in our products originate from the Democratic Republic of the Congo or adjoining countries. We have incurred, and expect to continue to incur, costs to comply with these rules, including costs associated with conducting due diligence on our supply chain and fulfilling our reporting requirements, and we may incur costs related to changes to our products, processes or sources of supply. In addition, these rules could affect the availability of certain minerals used in the manufacture of our emulation hardware products and the boards on which we deliver IP to customers, or the Covered Products, and thus impact our ability to source, at competitive prices, certain materials containing conflict minerals that are used in the Covered Products. Finally, our customers may prefer to purchase products that contain conflict-free minerals, and our revenues may be harmed or we may face reputational challenges if we are unable to assure them that all of the minerals in our products are conflict-free.

Our business is subject to the risk of earthquakes and other natural disasters.

Our corporate headquarters, including certain of our research and development operations and certain of our distribution facilities, is located in the Silicon Valley area of Northern California, a region known to experience seismic activity. If significant seismic activity were to occur, our operations may be interrupted, which could adversely impact our business and results of operations.

Our other offices in the United States and in other countries around the world may be adversely impacted by natural disasters. If a natural disaster occurs at or near any of our offices, our operations may be interrupted, which could adversely impact our business and results of operations. If a natural disaster impacts a significant number of our customers, our business and results of operations could be adversely impacted.

We are subject to the risk that the hedge participants fail to fulfill their obligations under the 2015 Notes hedge transactions.

The convertible note hedge transactions in connection with the 2015 Notes, or the 2015 Notes Hedges, are intended to reduce our exposure above the $350.0 million principal balance in the event of a cash conversion of the 2015 Notes. We cannot provide any assurances as to the financial stability or viability of any of the participants in the hedge transactions. Our 2015 Notes were convertible as of June 28, 2014. If the hedge participants fail to meet their obligations for any reason, it could have a material adverse effect on our liquidity and financial condition.

Risks related to the notes

References to “Cadence,” the “Company,” “we,” “our” and “us” and similar terms in this section “Risk factors—Risks related to the notes” mean Cadence Design Systems, Inc. and not any of its subsidiaries.

The notes will be structurally subordinated to all obligations of our existing and future subsidiaries.

The notes will be our obligations exclusively and not obligations of any of our subsidiaries. Our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment. In addition, the indenture that will govern the notes will permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries. As of June 28, 2014, our subsidiaries had approximately $129.8 million of liabilities, including debt, trade payables and accrued liabilities, but excluding intercompany liabilities and deferred revenue, all of which would have been structurally senior to the notes.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have, and after the offering will continue to have, substantial indebtedness. Consequently, the amount of our cash interest payments in future periods will increase as a result of this offering. As of June 28, 2014, not giving effect to this offering, but giving effect to the repayment of all outstanding borrowings under our revolving credit facility on July 18, 2014 and the amendment of our revolving credit facility on September 19, 2014, our total indebtedness would have been approximately $350.0 million (disregarding any unamortized debt discount on the 2015 Notes), and we would have had unused commitments of $250.0 million with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million under our revolving credit facility.

Subject to the limits contained in the credit agreement governing our revolving credit facility, the indenture that will govern the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our revolving credit facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the credit agreement governing our revolving credit facility and the indenture that will govern the notes contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

The terms of the credit agreement governing our revolving credit facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing our revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred stock or similar equity securities;

•	make certain investments;

•	sell assets;

•	incur liens;

•	enter into sale and leaseback transactions;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our revolving credit facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them. You should read the discussion under the headings “Description of other indebtedness” for further information about these covenants.

A breach of the covenants or restrictions under the credit agreement governing our revolving credit facility could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our revolving credit facility would permit the lenders under our revolving credit facility to terminate all commitments to extend further credit under that facility. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

We will have limited covenants in the indenture governing the notes.

The indenture governing the notes contains limited covenants, including those restricting us and our subsidiaries’ ability to create certain liens and enter into certain sale and lease-back transactions. The limitation on liens and limitation on sale and lease-back covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to material assets. See ‘‘Description of notes—Certain covenants.’’ In light of these exceptions, holders of the notes may be subordinated to new lenders.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our revolving credit facility restricts our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of other indebtedness.”

In addition, we conduct a substantial portion of our operations through our subsidiaries, none of which are guarantors of the notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they become guarantors of the notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the credit agreement governing our revolving credit facility limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the notes and our other debt could declare all outstanding principal and interest to be due and payable, the lenders under our revolving credit facility could terminate their commitments to loan money and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your investment in the notes.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the credit agreement governing our revolving credit facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, then subject to any collateral arrangements we may enter into, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our Company. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of June 28, 2014, our revolving credit facility would have provided for unused commitments of $250.0 million (after giving effect to the repayment of all outstanding borrowings on July 18, 2014), which could increase by $150.0 million, subject to certain conditions. If new debt is added to our current debt levels, the related risks that we now face could intensify. See “Description of other indebtedness” and “Description of notes.”

The notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the property securing that indebtedness.

The notes will not be secured by any of our assets. As a result, the notes will be effectively subordinated to any of our secured indebtedness with respect to the assets that secure any such indebtedness. While our revolving credit facility is unsecured, we may incur secured debt in the future. The effect of any such subordination would be that upon a default in payment on, or the acceleration of, any such secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our Company, the proceeds from the sale of assets securing any secured indebtedness would be available to pay obligations on the notes only after all indebtedness under any secured debt has been paid in full. As a result, the holders of the notes may receive less, ratably, than the holders of any secured debt in the event of our bankruptcy, insolvency, liquidation, dissolution or reorganization.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our revolving credit facility are at variable rates of interest and expose us to interest rate risk. On July 18, 2014, we repaid all outstanding borrowings under our revolving credit facility. If we were to borrow under our revolving credit facility and if interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans are fully drawn and that we have fully exercised our right to increase borrowing capacity under our revolving credit facility, each quarter point change in interest rates would result in an approximately $1.0 million change in annual interest expense on our indebtedness under our revolving credit facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

The provisions in the indenture relating to change of control transactions will not necessarily protect you in the event of a highly leveraged transaction.

The provisions in the indenture will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude required under the definition of change of control triggering event in the indenture to trigger these provisions, notably, that a downgrade in the rating of the notes offered under this prospectus supplement that occurs during the period commencing 60 days (subject to extension) prior to the public announcement of the transactions or intention to effect the transactions and ending 60 days (subject to extension) following the consummation of such transactions. Except as described under “Description of notes—Repurchase at the option of holders,” the indenture will not contain provisions that permit the holders of the notes to require us to repurchase the notes in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase the notes upon a change of control triggering event.

Upon the occurrence of a “change of control triggering event,” we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date. Additionally, under our revolving credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and the commitments to lend would terminate, and under the indenture governing the 2015 Notes, a fundamental change (as defined therein) may require us to repurchase the 2015 Notes. The source of funds for any purchase of the notes, the 2015 Notes and repayment of borrowings under our revolving credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture that will govern the notes. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our revolving credit facility and the indenture governing the 2015 Notes, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the indenture that will govern the notes, constitute a “change of control triggering event” that would require us to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of notes—Repurchase at the option of holders.”

The exercise by the holders of notes of their right to require us to repurchase the notes pursuant to a change of control offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the change of control itself does not, due to the financial effect of such repurchases on us. In the event a change of control offer is required to be made at a time when we are prohibited from purchasing notes, we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources.

Holders of the notes may not be able to determine when a change of control triggering event giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

One of the circumstances under which a “change of control triggering event” may occur is upon the sale or disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law and the interpretation of that phrase will likely depend upon particular facts and circumstances. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the notes and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes could be voided as a fraudulent transfer or conveyance if we (a) issued the notes with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for issuing the notes and, in the case of (b) only, one of the following is also true at the time thereof:

•	we were insolvent or rendered insolvent by reason of the issuance of the notes;

•	the issuance of the notes left us with an unreasonably small amount of capital or assets to carry on the business;

•	we intended to, or believed that we would, incur debts beyond our ability to pay as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us if the judgment is unsatisfied after final judgment.

We cannot be certain as to the standards a court would use to determine whether or not we were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes would be subordinated to our other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or could subordinate the notes to presently existing and future indebtedness of ours. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

Your ability to transfer the notes may be limited by the absence of an active trading market, and an active trading market may not develop for the notes.

The notes will be new issues of securities for which there is no established trading market. We do not intend to list the notes on any national securities exchange or include the notes in any automated quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the notes and, if commenced, they may discontinue their market-making activities at any time without notice.

Therefore, an active market for the notes may not develop or be maintained, which would adversely affect the market price and liquidity of the notes. In that case, the holders of the notes may not be able to sell their notes at a particular time or at a favorable price.

Even if an active trading market for the notes does develop, there is no guarantee that it will continue. Historically, the market for debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has an investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $342.4 million, after deducting the underwriters’ discount and all fees and other offering expenses payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, which may include the retirement of debt, working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, we evaluate potential acquisitions and strategic transactions of businesses, technologies or products. However, we have not designated any specific uses and have no current agreements with respect to any material acquisition or strategic transaction.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 28, 2014:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (i) this offering and our receipt of the net proceeds therefrom, after deducting the underwriters’ discount and all fees and other offering expenses payable by us, (ii) the repayment of all outstanding borrowings under our revolving credit facility on July 18, 2014 and (iii) the amendment of our revolving credit facility on September 19, 2014.

This table should be read in conjunction with “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014, which are each incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 28, 2014
(In thousands)	Actual	Pro forma as adjusted

Cash, cash equivalents and short-term investments	$655,326	$997,748

Debt:
Revolving credit facility(1)	100,000	—
Convertible notes(2)	333,333	333,333
Notes offered hereby(3)	—	350,000

Total debt	433,333	683,333
Total stockholders’ equity	1,260,484	1,260,484

Total capitalization	$1,693,817	$1,943,817

(1)	We repaid all outstanding borrowings under our revolving credit facility on July 18, 2014, following which we have commitments available to be borrowed under our revolving credit facility of $250.0 million, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million.
(2)	Represents debt net of unamortized debt discount.
(3)	Does not reflect debt issuance discount.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected historical consolidated financial data” and our financial statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014, which are each incorporated by reference in this prospectus supplement and the accompanying prospectus. This discussion and other parts of this prospectus supplement contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk factors” included in this prospectus supplement.

Overview

We develop solutions that our customers use to design increasingly small and complex ICs and electronic devices. Our solutions are designed to help our customers reduce the time to bring an IC or electronic device to market and to reduce their design, development and manufacturing costs. Our product offerings include EDA, software, emulation hardware, and two categories of IP, commonly referred to as VIP and design IP. We provide maintenance for our software, emulation hardware, and IP product offerings. We also provide engineering services related to methodology, education, hosted design solutions and design services for advanced ICs and development of custom IP. These services help our customers manage and accelerate their electronics product development processes.

Our customers include semiconductor and electronics systems companies that deliver a wide range of electronics products in a number of market segments such as mobile devices, communications, cloud and data center infrastructure, personal computers and other devices. The renewal of many of our customer contracts and our customers’ decisions to make new purchases from us are dependent upon our customers’ commencement of new design projects. As a result, our business is significantly influenced by our customers’ business outlook and investment in new designs and products.

The markets our customers serve are sensitive to product price, performance and the time it takes to bring their products to market. In order to be competitive and profitable in these markets, our customers demand high levels of productivity from their design teams, better predictability in shorter development schedules, high-performance products and lower development and manufacturing costs. Semiconductor and electronics systems companies are responding to these challenges and users’ demand for increased functionality and smaller devices by combining subsystems—such as radio frequency, or RF, wireless communication, signal processing, microprocessors and memory controllers—onto a single silicon chip, creating a SoC, or combining multiple chips into a single chip package in a format referred to as system-in-package, or SiP. The trend toward subsystem integration has required these chip makers to find solutions to challenges previously addressed by system companies, such as verifying system-level functionality and hardware-software interoperability, and has driven the need for incorporation of preverified commercial IP into these systems.

Our strategy is to provide our customers with the ability to address the broad range of issues that arise at the silicon, SoC, and system levels. Our offerings address many of the challenges associated with developing unique silicon circuitry, integrating that circuitry with design IP developed by us or third parties to create SoCs, designing the packaging and board-level interconnect which links ICs and SoCs, and combining the resulting hardware with software to create electronic systems.

Significant issues that our customers face in creating their products include reducing power consumption, manufacturing microscopic circuitry, verifying device functionality and achieving technical performance targets, all while meeting aggressive time-to-market and cost requirements. Providers of EDA and IP solutions must deliver products that address these technical challenges while improving the productivity, predictability, reliability and profitability of the design processes and products of their customers.

Our products are engineered to improve our customers’ design productivity and design quality by providing a comprehensive set of EDA solutions, emulation hardware and a differentiated portfolio of design IP and VIP. Product and maintenance revenue includes fees from licenses to use our software and IP, from sales and leases of our emulation hardware products and from royalties generated by our customers’ shipment of their products containing certain types of our IP.

We combine our products and technologies into categories related to major design activities:

•	Functional Verification, including Emulation Hardware;

•	Digital IC Design and Signoff;

•	Custom IC Design;

•	System Interconnect and Analysis; and

•	IP.

The products and technologies included in these categories are combined with ready-to-use packages of technologies assembled from our broad portfolio of IP and other associated components that provide comprehensive solutions for low power, mixed signal and designs at smaller geometries referred to as advanced process nodes, as well as popular designs based on design IP owned and licensed by other companies such as ARM Holdings plc. These solutions are marketed to users who specialize in areas such as system design and verification, functional verification, logic design, digital implementation, custom IC design and verification, and printed circuit board, or PCB, IC package and SiP design and analysis.

The major Cadence® design and verification platforms are branded as Incisive® functional verification, Virtuoso® custom IC design, Encounter® digital IC design and Allegro® system interconnect design.

During the second quarter of fiscal 2013, we acquired Tensilica, Inc., a privately held provider of configurable dataplane processing units, and Cosmic Circuits Private Limited, a privately held provider of intellectual property used in system-on-chip design. These acquisitions, along with other acquired technology and internal development, expanded our design IP offerings, enabling us to offer customized IP as well as broader analog and mixed signal IP solutions to our customers.

During the first quarter of fiscal 2014, we acquired Forte Design Systems, a provider of SystemC-based high-level synthesis, or HLS, and arithmetic IP. During the second quarter of fiscal 2014, we acquired Jasper Design Automation, Inc., a leading provider of high-level formal analysis solutions. These acquisitions expanded the capabilities and differentiation of the Cadence System Development Suite, strengthening our offerings for the fast development and verification of advanced design IP.

We have identified certain items that management uses as performance indicators to manage our business, including revenue, certain elements of operating expenses and cash flow from operations, and we describe these items further below under the heading “Results of operations” and “Liquidity and capital resources.”

Critical accounting estimates

In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on our revenue, operating income and net income, as well as on the value of certain assets and liabilities on our consolidated balance sheets. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. At least quarterly, we evaluate our assumptions, judgments and estimates, and make changes as deemed necessary. Historically, our assumptions, judgments and estimates relative to our critical accounting estimates have not differed materially from actual results. For further information about our critical accounting estimates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

New accounting standards

On May 28, 2014, the Financial Accounting Standards Board issued a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The updated standard will become effective for us in the first quarter of fiscal 2017 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

We periodically review new accounting standards. Although some of the accounting standards that have been issued may be applicable to us, we have not identified any other new accounting standards that would have a significant impact on our consolidated financial statements.

Components of consolidated income statement

Revenue

We primarily generate revenue from licensing our software and IP, selling or leasing our emulation hardware technology, providing maintenance for our software, emulation hardware and IP, providing engineering services and earning royalties generated from the use of our IP. The timing of our revenue is significantly affected by the mix of software, emulation hardware and IP products in the bookings executed in any given period and whether the revenue for such bookings is recognized over multiple periods or up front, upon completion of delivery.

We seek to achieve a consistent revenue mix such that approximately 90% of our revenue is recurring in nature, and the remainder of the resulting revenue is recognized up front, upon completion of delivery. Approximately 90% of the aggregate value of our bookings during the first six months of fiscal 2014 and fiscal 2013, 2012 and 2011 was of a type for which the revenue is recurring in nature. Our ability to achieve this mix in any single fiscal period may be impacted primarily by hardware sales, because revenue for hardware sales is generally recognized up front in the period in which delivery is completed. For an additional description of the impact of emulation hardware sales on the timing of revenue recognition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Revenue Recognition” in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

We believe our reported revenue and the amount of revenue recognized in future periods will depend on, among other things, the:

•	competitiveness of our new technology; and

•	size, duration, timing, terms and type of:

•	contract renewals with existing customers;

•	additional sales to existing customers; and

•	sales to new customers.

For an additional description of our current product strategy, see the discussion under the heading “Products and Product Strategy” under Part I, Item 1, “Business” in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

Most of our revenue is transacted in the U.S. dollar. However, certain revenue transactions are denominated in foreign currencies, primarily the Japanese yen, and we recognize reduced revenue from those contracts in periods when the Japanese yen weakens in value against the U.S. dollar and additional revenue from those contracts in periods when the Japanese yen strengthens against the U.S. dollar. For an additional description of how changes in foreign exchange rates affect our condensed consolidated financial statements, see the discussion under “Quantitative and qualitative disclosures about market risk—Foreign currency risk.”

Cost of revenue

Cost of product and maintenance

Cost of product and maintenance includes costs associated with the sale and lease of our emulation hardware and licensing of our software and IP products, certain employee salary, benefits and other employee-related costs, cost of our customer support services, amortization of technology-related and maintenance-related acquired intangibles, as well as the costs of technical documentation and royalties payable to third-party vendors. Costs associated with our emulation hardware products include materials, assembly and overhead. These additional hardware manufacturing costs make our cost of emulation hardware product higher, as a percentage of revenue, than our cost of software and IP products.

Cost of product and maintenance depends primarily upon our emulation hardware product sales, and gross margins in any given period vary based on volume of hardware sales as well as employee salary, benefits and other employee-related costs and the timing and extent to which we acquire intangible assets, acquire or license third-parties’ intellectual property or technology and sell our products that include such acquired or licensed intellectual property or technology.

Cost of services

Cost of services primarily includes employee salary, benefits and other employee-related costs to perform work on revenue-generating projects, costs to maintain the infrastructure necessary to manage a services organization, and provisions for contract losses, if any. Cost of services will fluctuate from period to period based on our utilization of design services engineers on revenue-generating projects or on internal development projects.

Operating expenses

Our operating expenses include marketing and sales, research and development and general and administrative expenses. Factors that may cause our operating expenses to fluctuate include changes in the number of employees due to acquisitions and hiring, foreign exchange rates, stock-based compensation and the impact of our variable compensation programs that are driven by overall operating results.

Many of our operating expenses are transacted in various foreign currencies. We recognize lower expenses in periods when the U.S. dollar strengthens in value against other currencies and we recognize higher expenses when the U.S. dollar weakens against other currencies. For an additional description of how changes in foreign exchange rates affect our condensed consolidated financial statements, see the discussion under “Quantitative and qualitative disclosures about market risk—Foreign currency risk.”

Revenue by product group

The following table shows the percentage of revenue contributed by each of our five product groups for the past five consecutive quarters:

	Three months ended
	June 29, 2013	September 28, 2013	December 28, 2013	March 29, 2014	June 28, 2014
Functional Verification, including Emulation Hardware	22%	24%	25%	23%	21%
Digital IC Design and Signoff	31%	29%	29%	30%	30%
Custom IC Design	28%	28%	26%	27%	28%
System Interconnect and Analysis	11%	10%	10%	10%	11%
IP	8%	9%	10%	10%	10%

Total	100%	100%	100%	100%	100%

Results of operations

Six months ended June 28, 2014, as compared to the six months ended June 29, 2013

Financial results for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, reflect the following:

•	an increase in our product and maintenance revenue, primarily because of increased business levels, increased revenue recognized from bookings in prior periods and incremental revenue from our acquisitions, including the licensing of IP;

•	an increase in employee-related costs, primarily consisting of costs related to hiring additional employees, increased compensation for existing employees and incremental costs related to employees added from our fiscal 2014 and 2013 acquisitions;

•	an increase in stock-based compensation;

•	an increase in severance and other termination costs primarily associated with a voluntary early retirement program we offered to certain of our employees during the six months ended June 28, 2014;

•	an increase in amortization of acquired intangibles resulting from our fiscal 2014 and 2013 acquisitions; and

•	variations in our quarterly and year to date provisions for income taxes.

Revenue

Revenue by period

The following table shows our revenue for the six months ended June 28, 2014 and June 29, 2013 and the change in revenue between periods:

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
Product and maintenance	$711.8	$666.3	$45.5	7%
Services	45.5	50.5	(5.0)	(10)%

Total revenue	$757.3	$716.8	$40.5	6%

Product and maintenance revenue increased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, primarily because of increased business levels, increased revenue recognized from bookings in prior periods and incremental revenue recognized from our fiscal 2013 acquisitions. Services revenue may fluctuate from period to period based on demand for, and our resources to fulfill, our services and customized IP offerings.

No single customer accounted for 10% or more of total revenue during the six months ended June 28, 2014 or June 29, 2013.

Revenue by geography

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
United States	$325.2	$308.4	$16.8	5%
Other Americas	11.8	10.2	1.6	16%
Asia	175.3	142.6	32.7	23%
Europe, Middle East and Africa	159.6	156.7	2.9	2%
Japan	85.4	98.9	(13.5)	(14)%

Total revenue	$757.3	$716.8	$40.5	6%

Revenue for Asia increased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, primarily due to increases in revenue from our software business and emulation hardware installations.

Revenue for Japan decreased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, primarily due to business conditions facing our Japanese customers. Because of these conditions, we expect lower revenue for Japan during fiscal 2014, as compared to fiscal 2013.

For the primary factors contributing to our increase in revenue in other geographies, see the general description under “Revenue by period,” above.

Revenue by geography as a percent of total revenue

	Six months ended
	June 28, 2014	June 29, 2013
United States	43%	43%
Other Americas	2%	1%
Asia	23%	20%
Europe, Middle East and Africa	21%	22%
Japan	11%	14%

Total	100%	100%

Cost of revenue

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
Cost of product and maintenance	$79.9	$57.9	$22.0	38%
Cost of services	31.6	33.5	(1.9)	(6)%

A summary of cost of product and maintenance is as follows:

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
Product and maintenance-related costs	$63.7	$48.3	$15.4	32%
Amortization of acquired intangibles	16.2	9.6	6.6	69%

Total cost of product and maintenance	$79.9	$57.9	$22.0	38%

The changes in product and maintenance-related costs for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Emulation hardware costs	$15.7
Other items	(0.3)

$15.4

Emulation hardware costs increased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, due to a higher volume of emulation hardware products sold. Gross margins on our emulation hardware products may fluctuate based on customer pricing strategies, product competition and product life cycle. Gross margins on our emulation hardware products decreased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013. We expect lower gross margins on the sale of our emulation hardware products for fiscal 2014, as compared to fiscal 2013, primarily due to an increasingly competitive environment for emulation hardware.

Amortization of acquired intangibles included in cost of product and maintenance increased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, primarily due to the increase in amortization of intangible assets associated with our fiscal 2013 acquisitions. We expect amortization of acquired intangibles to increase for the remainder of fiscal 2014, as compared to the same period in fiscal 2013, primarily due to amortization of intangible assets recorded in connection with our fiscal 2014 acquisitions. For an additional description of our expected amortization of intangible assets, see Note 4 of the notes to unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014 incorporated by reference in this prospectus supplement.

Operating expenses

Our employee salary and other compensation-related costs increased during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, primarily due to hiring of additional employees for our research and development and sales activities, increased compensation for existing employees and incremental costs related to employees added from our fiscal 2013 acquisitions.

During the six months ended June 28, 2014, we initiated a voluntary early retirement program. The program was offered to certain eligible employees in North America and enrollment for those employees was completed during the three months ended June 28, 2014. We recorded costs associated with this program of approximately $9.3 million in our operating expenses during the six months ended June 28, 2014. The increase in operating expenses associated with this program is included in the change in severance and other termination costs presented in the analysis of our operating expenses below.

We expect our operating expenses to increase during the remainder of fiscal 2014, as compared to the same period in fiscal 2013, primarily due to the addition of employees through our fiscal 2014 acquisitions and hiring of research and development and sales personnel.

Our operating expenses for the six months ended June 28, 2014 and June 29, 2013 were as follows:

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
Marketing and sales	$196.9	$185.7	$11.2	6%
Research and development	299.1	260.5	38.6	15%
General and administrative	60.8	64.3	(3.5)	(5)%

Total operating expenses	$556.8	$510.5	$46.3	9%

Our operating expenses, as a percentage of total revenue, for the six months ended June 28, 2014 and June 29, 2013 were as follows:

	Six months ended
	June 28, 2014	June 29, 2013
Marketing and sales	26%	26%
Research and development	39%	36%
General and administrative	8%	9%
Total operating expenses	73%	71%

Marketing and sales

The changes in marketing and sales expense for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Salary, benefits and other employee-related costs	$7.0
Stock-based compensation	2.8
Severance and other termination costs	1.9
Other items	(0.5)

$11.2

Research and development

The changes in research and development expense for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Salary, benefits and other employee-related costs	$24.1
Severance and other termination costs	5.9
Stock-based compensation	5.3
Other items	3.3

$38.6

General and administrative

The changes in general and administrative expense for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Professional services	$(4.6)
Salary, benefits and other employee-related costs	1.1
Severance and other termination costs	1.5
Other items	(1.5)

$(3.5)

The decrease in professional services costs during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, was primarily due to a decrease in acquisition-related professional services.

Stock-based compensation

Stock-based compensation expense is recorded within the various components of our costs and expenses. Stock-based compensation included in operating expenses increased $9.0 million during the six months ended June 28, 2014 as compared to the six months ended June 29, 2013 primarily because of higher grant-date fair values and the assumption of certain unvested options related to our acquisitions.

We expect stock-based compensation to increase during the remainder of fiscal 2014, as compared to the same period of fiscal 2013, because we expect that new awards granted during fiscal 2014 will have higher grant date fair values compared to grants made in previous years and because awards vesting during fiscal 2014 generally have higher grant date fair values than awards that vested during fiscal 2013.

Amortization of acquired intangibles

	Six months ended		Change
(In millions, except percentages)	June 28, 2014	June 29, 2013	Amount	Percentage
Amortization of acquired intangibles	$10.8	$9.1	$1.7	19%

The increase in amortization of acquired intangibles during the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, resulted from increased amortization of intangible assets related to our fiscal 2014 and fiscal 2013 acquisitions, which was partially offset by certain acquired intangibles becoming fully amortized.

We expect amortization of acquired intangibles to increase during the remainder of fiscal 2014, as compared to the same period in fiscal 2013, due to the amortization of intangible assets recorded in connection with our fiscal 2014 acquisitions. For an additional description of our expected amortization of intangible assets, see Note 4 of the notes to unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014 incorporated by reference in this prospectus supplement.

Interest expense

	Six months ended
(In millions)	June 28, 2014	June 29, 2013

Contractual interest expense:
2013 Notes	$—	$1.1
2015 Notes	4.6	4.6
Revolving credit facility	0.3	0.6

Amortization of debt discount:
2013 Notes	—	3.3
2015 Notes	8.5	7.9

Amortization of deferred financing costs:
2013 Notes	—	0.2
2015 Notes	1.2	1.1

Total interest expense	$14.6	$18.8

We expect interest expense to increase during the remainder of fiscal 2014 after giving effect to the offering.

Income taxes

The following table presents the provision for income taxes and the effective tax rate for the six months ended June 28, 2014 and June 29, 2013:

	Six months ended
(In millions, except percentages)	June 28, 2014	June 29, 2013
Provision for income taxes	$11.9	$0.6
Effective tax rate	17.4%	0.7%

Our provision for income taxes for the six months ended June 28, 2014 primarily resulted from federal, state and foreign income taxes on our anticipated fiscal 2014 income. Our foreign earnings are generally subject to lower statutory tax rates than our U.S. earnings. In addition, our provision for income taxes for the six months ended June 28, 2014 does not include the potential tax benefit of the U.S. federal research tax credit, which expired in December 2013. The expiration of the research tax credit is estimated to increase our estimated annual effective tax rate for fiscal 2014 by 3%.

Our provision for income taxes for the six months ended June 29, 2013 was primarily related to federal, state and foreign income taxes on our fiscal 2013 income partially offset by a tax benefit of $33.7 million from the release of an uncertain tax position, including related interest and penalties, and a $5.9 million tax benefit from the retroactive enactment of the fiscal 2012 U.S. federal research tax credit during the period.

Our future effective tax rates may be materially impacted by tax amounts associated with our foreign earnings at rates different from the federal statutory rate, research credits, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, closure of statute of limitations or settlement of tax audits, changes in valuation allowance and changes in tax law. A significant amount of our foreign earnings is generated by our subsidiaries organized in Ireland and Hungary. Our future effective tax rates may be adversely affected to the extent earnings are lower in countries where we have lower statutory tax rates or we repatriate certain foreign earnings on which U.S. taxes have not been previously accrued.

For further discussion regarding our income taxes, see Note 6 in the notes to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

Fiscal 2013 compared to fiscal 2012 and fiscal 2011

Financial results for fiscal 2013, as compared to fiscal 2012 and 2011, reflect the following:

•	an increase in our product and maintenance revenue, primarily because of increased business levels, increased revenue recognized from bookings in prior periods, incremental revenue from the license of the IP that we acquired as part of our fiscal 2013 acquisitions and incremental revenue from our fiscal 2012 acquisition;

•	an increase in employee-related costs, including incremental costs related to employees added from our fiscal 2013 and 2012 acquisitions and costs related to hiring additional employees;

•	an increase in stock-based compensation;

•	an increase in restructuring charges due to restructuring activities during fiscal 2013;

•	an increase in amortization of acquired intangibles resulting from our fiscal 2013 and 2012 acquisitions; and

•	a decrease in the benefit for income taxes in fiscal 2013 as compared to the benefit for income taxes recognized in fiscal 2012 that resulted from the release of a significant portion of our United States valuation allowance and from the effective settlement of a California Franchise Tax Board, or FTB, examination of our tax returns.

Revenue

Revenue by period

The following table shows our revenue for fiscal 2013, 2012 and 2011 and the change in revenue between years:

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Product and maintenance	$1,357.9	$1,212.4	$1,033.1	$145.5	12%	$179.3	17%
Services	102.2	114.0	116.7	(11.8)	(10)%	(2.7)	(2)%

Total revenue	$1,460.1	$1,326.4	$1,149.8	$133.7	10%	$176.6	15%

Product and maintenance revenue increased during fiscal 2013, as compared to fiscal 2012, primarily because of increased business levels, increased revenue recognized from bookings in prior periods and incremental revenue recognized from our fiscal 2013 and 2012 acquisitions. Services revenue decreased during fiscal 2013, as compared to fiscal 2012, primarily because of the redeployment, primarily during fiscal 2012, of certain of our design services engineers to internal research and development projects related to our design IP activities.

Product and maintenance revenue increased during fiscal 2012, as compared to fiscal 2011, primarily because of increased business levels, an increase in revenue related to the sale and lease of our hardware products and increased revenue recognized from bookings in prior periods. Services revenue decreased during fiscal 2012, as compared to fiscal 2011, primarily because certain of our design services engineers were redeployed to internal research and development projects and to assist with pre-sales activities.

No one customer accounted for 10% or more of total revenue during fiscal 2013, 2012 or 2011.

Revenue by geography

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
United States	$648.7	$567.6	$489.4	$81.1	14%	$78.2	16%
Other Americas	22.9	23.0	25.1	(0.1)	—%	(2.1)	(8)%
Europe, Middle East and Africa	303.6	262.4	234.9	41.2	16%	27.5	12%
Japan	195.8	218.7	204.4	(22.9)	(10)%	14.3	7%
Asia	289.1	254.7	196.0	34.4	14%	58.7	30%

Total revenue	$1,460.1	$1,326.4	$1,149.8	$133.7	10%	$176.6	15%

Revenue for Japan was impacted by a weaker Japanese yen during fiscal 2013 as compared to fiscal 2012. Revenue for Japan decreased during fiscal 2013, as compared to fiscal 2012, primarily due to business conditions facing our Japanese customers and the weaker Japanese yen. For the primary factors contributing to our increase in revenue in other geographies, see the general description above.

Revenue by geography as a percent of total revenue

	2013	2012	2011
United States	44%	43%	43%
Other Americas	2%	2%	2%
Europe, Middle East and Africa	21%	20%	20%
Japan	13%	16%	18%
Asia	20%	19%	17%

Total	100%	100%	100%

Cost of revenue

The following table shows cost of revenue for fiscal 2013, 2012 and 2011:

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Cost of product and maintenance	$132.2	$118.5	$113.7	$13.7	12%	$4.8	4%
Cost of services	68.0	72.6	81.5	(4.6)	(6)%	(8.9)	(11)%

Total cost of revenue	$200.2	$191.1	$195.2	$9.1	5%	$(4.1)	2%

The following table shows cost of revenue as a percentage of related revenue for fiscal 2013, 2012 and 2011:

	2013	2012	2011
Product and maintenance	10%	10%	11%
Services	67%	64%	70%

A summary of cost of product and maintenance for fiscal 2013, 2012 and 2011 is as follows:

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Product and maintenance-related costs	$108.2	$105.0	$103.2	$3.2	3%	$1.8	2%
Amortization of acquired intangibles	24.0	13.5	10.5	10.5	78%	3.0	29%

Total cost of product and maintenance	$132.2	$118.5	$113.7	$13.7	12%	$4.8	4%

The changes in product and maintenance-related costs were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Emulation hardware costs	$7.1	$0.5
Salary, benefits and other employee-related costs	(4.5)	1.1
Other items	0.6	0.2

	$3.2	$1.8

Hardware costs increased during fiscal 2013, as compared to fiscal 2012, due to a higher volume of hardware products sold. Profit margins on our hardware products decreased during fiscal 2013, as compared to fiscal 2012.

Salary, benefits and other employee-related costs included in the cost of product and maintenance decreased during fiscal 2013, as compared to fiscal 2012, primarily due to redeployment of certain customer support employees to sales support roles.

Amortization of acquired intangibles included in cost of product and maintenance increased during fiscal 2013, as compared to fiscal 2012, and during fiscal 2012, as compared to fiscal 2011, primarily due to the increase in amortization of intangible assets associated with our fiscal 2013 and 2012 acquisitions.

The decrease of $4.6 million in cost of services during fiscal 2013, as compared to fiscal 2012, was primarily due to lower variable compensation and a decrease in the use of consulting services.

Cost of services decreased by $8.9 million during fiscal 2012, as compared to fiscal 2011, primarily due to a decrease in employee salary, benefits and other employee-related costs. Certain of our design services engineers were redeployed to internal research and development projects or to assist with pre-sales activities, resulting in lower cost of services expense.

Operating expenses

Our employee salary and other compensation-related costs increased during fiscal 2013, as compared to fiscal 2012, and during fiscal 2012, as compared to fiscal 2011, primarily due to incremental costs related to employees added from our fiscal 2013 and 2012 acquisitions and hiring additional employees for our research and development and sales activities.

Our operating expenses for fiscal 2013, 2012 and 2011 were as follows:

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Marketing and sales	$378.2	$342.3	$323.8	$35.9	10%	$18.5	6%
Research and development	534.0	454.1	400.7	79.9	18%	53.4	13%
General and administrative	121.3	112.1	92.9	9.2	8%	19.2	21%

	$1,033.5	$908.5	$817.4	$125.0	14%	$91.1	11%

Our operating expenses, as a percentage of total revenue, for fiscal 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Marketing and sales	26%	26%	28%
Research and development	37%	34%	35%
General and administrative	8%	8%	8%

Total operating expenses	71%	68%	71%

Marketing and sales

The changes in marketing and sales expense between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Salary, benefits and other employee-related costs	$26.0	$18.4
Stock-based compensation	5.4	(0.2)
Professional services	2.9	0.1
Executive and other severance	0.5	(3.1)
Other items	1.1	3.3

	$35.9	$18.5

The increase in salary, benefits and other employee-related costs during fiscal 2013, as compared to fiscal 2012, and fiscal 2012, as compared to fiscal 2011, is primarily due to the addition of employees from our fiscal 2013 and 2012 acquisitions and hiring of sales and marketing personnel.

Research and development

The changes in research and development expense between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Salary, benefits and other employee-related costs	$57.7	$46.8
Stock-based compensation	11.5	3.0
Facilities and other infrastructure costs	8.1	(0.4)
Professional services	0.2	5.1
Executive and other severance	—	(2.2)
Other items	2.4	1.1

	$79.9	$53.4

The increase in salary, benefits and other employee-related costs during fiscal 2013, as compared to fiscal 2012, was primarily due to incremental costs related to employees added from our fiscal 2013 and 2012 acquisitions and hiring of research and development personnel. Our research and development expense also increased during fiscal 2013, as compared to fiscal 2012, due to an increase in facilities and other infrastructure costs to accommodate additional employees.

The increase in salary, benefits and other employee-related costs during fiscal 2012, as compared to fiscal 2011, is primarily due to hiring additional employees for our research and development activities, the addition of employees through our fiscal 2012 acquisition, costs associated with design services engineers redeployed to internal research and development projects and higher variable compensation resulting from improved business levels. Our research and development expense also increased during fiscal 2012, as compared to fiscal 2011, due to an increase in professional engineering services costs related to the continuing development of our products and technologies.

General and administrative

The changes in general and administrative expense between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Professional services	$6.5	$4.2
Salary, benefits and other employee-related costs	3.0	8.7
Stock-based compensation	1.1	1.5
Net reductions in recoveries of allowance for doubtful accounts	(0.3)	6.8
Other items	(1.1)	(2.0)

	$9.2	$19.2

General and administrative expense for fiscal 2013, as compared to fiscal 2012, increased primarily due to an increase in professional services costs resulting from services rendered in connection with our fiscal 2013 acquisitions and an increase in salary, benefits and other employee-related costs resulting from additional employees added from our fiscal 2013 and 2012 acquisitions.

We recorded net recoveries of our allowance for doubtful accounts of $6.6 million during fiscal 2011 because we collected certain receivables that previously had been included in our allowance for doubtful accounts. These recoveries resulted in reductions in our general and administrative expense during fiscal 2011 and, as a result, our general and administrative expense increased for fiscal 2012. We had previously recorded reserves for certain customers based on our assessment of collectability for those customers. The principal factor for the assessment at that time was a general deterioration of economic conditions having a significant impact on certain customers. These customers’ business prospects eventually improved, and we were able to collect the majority of those receivables that had previously been reserved, resulting in recoveries of previously reserved bad debts.

Stock-based compensation

Stock-based compensation expense increased $18.7 million during fiscal 2013, as compared to fiscal 2012, because of an increase in restricted stock outstanding, higher grant-date fair values and the assumption of certain unvested options related to one of our fiscal 2013 acquisitions. Stock-based compensation expense increased $4.0 million during fiscal 2012, as compared to fiscal 2011, because of an increase in restricted stock outstanding and higher grant date fair values.

Amortization of acquired intangibles

				Change
(In millions, except percentages)	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Amortization of acquired intangibles	$19.4	$15.1	$16.5	$4.3	28%	$(1.4)	(8)%

The changes in amortization of acquired intangibles between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Increase due to additions of acquired intangibles	$7.0	$0.6
Decrease due to completed amortization of acquired intangibles	(2.7)	(2.0)

	$4.3	$(1.4)

Restructuring and other charges

We have initiated various restructuring plans, with the most recent taking place during fiscal 2013, to better align our resources with our business strategy. For an additional description of these restructuring plans, see Note 12 in the notes to audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

Because the restructuring charges and related benefits are derived from management’s estimates made during the formulation of the restructuring plans, based on then-currently available information, our restructuring plans may not achieve the benefits anticipated on the timetable or at the level contemplated. Demand for our products and services and, ultimately, our future financial performance, is difficult to predict with any degree of certainty. Accordingly, additional actions, including further restructuring of our operations, may be required in the future.

The following table presents restructuring and other charges (credits) for our restructuring plans:

(In millions)	Severance and benefits	Excess facilities	Other	Total
Fiscal 2013	$17.6	$0.1	$0.3	$18.0
Fiscal 2012	—	0.1	—	0.1
Fiscal 2011	(0.9)	1.3	—	0.4

Restructuring and other charges recorded during fiscal 2013 consisted primarily of costs for severance and termination benefits related to our restructuring activities initiated during fiscal 2013. Restructuring and other charges (credits) recorded during fiscal 2012 and 2011 consisted primarily of adjustments to previous estimates of restructuring liabilities.

Interest expense

(In millions)	2013	2012	2011

Contractual cash interest expense:
2011 Notes	$—	$—	$2.0
2013 Notes	2.1	2.1	2.1
2015 Notes	9.2	9.2	9.2
Revolving credit facility	1.1	—	—

Amortization of debt discount:
2011 Notes	—	—	6.8
2013 Notes	6.4	6.3	5.9
2015 Notes	16.0	14.8	13.7

Amortization of deferred financing costs:
2011 Notes	—	—	0.7
2013 Notes	0.4	0.4	0.4
2015 Notes	2.2	1.9	1.9

Other	0.2	—	0.3

Total interest expense	$37.6	$34.7	$43.0

Income taxes

The following table presents the provision (benefit) for income taxes and the effective tax rate for fiscal 2013, 2012 and 2011:

(In millions, except percentages)	2013	2012	2011
Provision (benefit) for income taxes	$(5.2)	$(251.7)	$23.2
Effective tax rate	(3.3)%	(133.7)%	24.3%

Our benefit for income taxes for fiscal 2013 primarily consisted of the following:

•	tax benefit of $33.7 million related to the release of an uncertain tax position from a previous business combination and the release of related interest and penalties; and

•	tax benefit of $12.8 million for the retroactively enacted fiscal 2012 federal research tax credit and for the fiscal 2013 research tax credit;

which were partially offset by:

•	federal, state and foreign tax expense on our fiscal 2013 income, and tax expense related to integrating our fiscal 2013 acquisitions.

The tax law that retroactively extended the United States federal research tax credit from January 1, 2012 through December 31, 2013 was enacted in January 2013. Because the law was enacted during our fiscal 2013, we included the tax benefit of the fiscal 2012 federal research tax credit in our fiscal 2013 financial results.

Our benefit for income taxes for fiscal 2012 primarily consisted of the following:

•	tax benefit from the release of year-end valuation allowance of $219.6 million against our United States deferred tax assets;

•	tax benefit of $36.7 million from the effective settlement of the State of California FTB’s examination of our tax returns from 2001 through 2003; and

•	tax benefit from the release of $14.8 million of valuation allowance against our United States deferred tax assets due to the acquisition of intangible assets held by Sigrity during fiscal 2012;

which were partially offset by:

•	tax expense related to certain of our foreign subsidiaries; and

•	excess tax benefit from employee stock compensation that was allocated to equity.

Our fiscal 2012 release of the valuation allowance was based on our determination that the magnitude and history of our United States income, our achievement of a consistent multi-year history with approximately 90% of the aggregate value of our bookings being of a type for which revenue is recurring in nature, and our ending backlog of future revenue for the year ended December 29, 2012 provided us an objective source of future revenues that allowed us to more heavily weigh our projections of future income and collectively provided us with sufficient positive evidence that it is more likely than not that we will realize a significant amount of our United States deferred tax assets. We maintained a valuation allowance of $74.3 million on certain of our deferred tax assets because the realization of these deferred tax assets require future income of a specific character or amount that we considered uncertain.

Our fiscal 2011 provision for income taxes is primarily related to $11.4 million of tax expense on certain of our foreign subsidiaries, $5.4 million of excess tax benefits from employee stock compensation that were allocated to stockholders’ equity, and $4.1 million of interest expense on unrecognized tax benefits that was partially offset by $5.0 million of tax benefit from the release of valuation allowance due to the recognition of deferred tax liabilities resulting from a fiscal 2011 business combination.

The tax law that authorized the United States federal research tax credit expired on December 31, 2013. Unless a new tax law reinstates the federal research tax credit, then we will not include the benefit of the federal research tax credit in our tax provision calculations for fiscal 2014. The fiscal 2013 federal research tax credit was approximately $6.9 million.

Liquidity and capital resources

	As of
(In millions)	June 28, 2014	December 28, 2013	Change
Cash, cash equivalents and short-term investments	$655.3	$633.0	$22.3
Net working capital	$6.7	$72.9	$(66.2)

	As of			Change
(In millions)	December 28, 2013	December 29, 2012	December 31, 2011	2013 vs. 2012	2012 vs. 2011
Cash, cash equivalents and short-term investments	$633.0	$827.1	$604.6	$(194.1)	$222.5
Net working capital	$72.9	$174.0	$48.6	$(101.1)	$125.4

Cash, cash equivalents and short-term investments

As of June 28, 2014, our principal sources of liquidity consisted of $655.3 million of cash, cash equivalents and short-term investments, as compared to $633.0 million as of December 28, 2013.

Our primary source of cash, cash equivalents and short-term investments during the six months ended June 28, 2014 was customer payments for products, maintenance and services and borrowings under our revolving credit facility. We also received cash from the exercise of stock options and from stock purchases under our employee stock purchase plan.

Our primary uses of cash, cash equivalents and short-term investments during the six months ended June 28, 2014 were payments relating to salaries, benefits, other employee-related costs and operating expenses, our fiscal 2014 acquisitions, repurchases of our common stock, purchases of inventory and purchases of property, plant and equipment.

Approximately 84% of our cash, cash equivalents and short-term investments were held by our foreign subsidiaries as of June 28, 2014. Our intent is to permanently reinvest our earnings from certain foreign operations. We do not anticipate we will need to repatriate dividends from foreign operations that are permanently reinvested in order to fund our domestic operations. In the event that dividends from foreign operations that are currently permanently reinvested are needed to fund U.S. liquidity, we could be required to accrue and pay additional taxes in order to repatriate these funds.

We maintain an investment portfolio of approximately $100.0 million in marketable debt securities, including corporate debt securities, U.S. Treasury securities, U.S. government agency securities, bank certificates of deposit and commercial paper. Our investments in marketable debt securities are classified as available-for-sale and are included in short-term investments as of June 28, 2014. Our investments are made in accordance with our cash investment policy, which governs the amounts and types of investments we hold in our portfolio. Our investment portfolio could be affected by various risks and uncertainties including credit risk, interest rate risk and general market risk, as outlined below under, “Quantitative and qualitative disclosures about market risk” and in the section entitled “Risk factors.”

We have a senior unsecured revolving credit facility that may be used to finance working capital, capital expenditures, acquisitions and other business purposes. As of June 28, 2014, we had outstanding borrowings under our revolving credit facility of $100.0 million and were in compliance with the financial covenants. On July 18, 2014, we repaid all outstanding borrowings under our revolving credit facility. We amended our revolving credit facility on September 19, 2014. Our revolving credit facility provides for borrowings up to $250.0 million, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million. Any outstanding loans drawn under our revolving credit facility are payable on or before September 19, 2019. Our revolving credit facility contains customary negative covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens and make certain investments, asset dispositions and restricted payments. In addition, our revolving credit facility contains certain financial covenants that require us to maintain a leverage ratio of not greater than 2.75 to 1, subject to certain exceptions, and requires that we maintain an interest coverage ratio of at least 3 to 1. For an additional description of our revolving credit facility, see “Description of other indebtedness” included in this prospectus supplement.

We expect that current cash, cash equivalents and short-term investment balances, cash flows that are generated from operations, the net proceeds we receive from this offering and cash borrowings available under our revolving credit facility will be sufficient to meet our domestic and international working capital needs, and other capital and liquidity requirements, including acquisitions and share repurchases, if any, for at least the next 12 months.

Net working capital

Net working capital decreased by $66.2 million as of June 28, 2014, as compared to December 28, 2013, due to the following:

(In millions)	Change
Increase in revolving credit facility	$(100.0)
Increase in convertible notes	(8.5)
Decrease in receivables, net	(5.7)
Increase in current portion of deferred revenue	(1.9)
Increase in accounts payable and accrued liabilities	(0.4)
Increase in short-term investments	1.1
Increase in inventories	8.1
Increase in prepaid expenses and other	19.9
Increase in cash and cash equivalents	21.2

$(66.2)

The changes in net working capital between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
(Decrease) increase in cash and cash equivalents	$(190.1)	$124.8
(Increase) in accounts payable and accrued liabilities	(45.3)	(5.5)
(Increase) decrease in current portion of deferred revenue	(4.2)	44.6
(Decrease) increase in short-term investments	(3.9)	97.7
(Decrease) increase in prepaid expenses and other	(3.7)	62.8
Increase (decrease) in receivables, net	9.8	(39.0)
Increase (decrease) in inventories	14.1	(7.1)
Decrease (increase) in convertible notes	122.2	(153.0)
Other items	—	0.1

	$(101.1)	$125.4

The increase in accounts payable and accrued liabilities is primarily due to the timing of payments to our vendors and an increase in accrued salary, benefits and other employee-related costs resulting from employees added from our fiscal 2013 and 2012 acquisitions. The decrease in convertible notes relates to the payment of our 2013 Notes and 2023 Notes during fiscal 2013.

Cash flows from operating activities

Cash flows from operating activities include net income, adjusted for certain non-cash items, as well as changes in the balances of certain assets and liabilities. Our cash flows from operating activities are significantly influenced by business levels and the payment terms set forth in our license agreements.

If our customers experience adverse changes in the future, are not successful in generating sufficient cash or are precluded from securing financing, they may delay purchasing our products and services, or they may not be able to pay, or may delay payment of, accounts receivable that are owed to us, although these obligations are generally not cancelable. Our customers’ inability to fulfill payment obligations would adversely affect our cash flow. Additionally, our customers may seek to renegotiate pre-existing contractual commitments. Though we have not experienced a material level of defaults, any material payment default by our customers or significant reductions in existing contractual commitments would have a material adverse effect on our financial condition and cash flows from operations.

Six months ended June 28, 2014 and June 29, 2013

	Six months ended
(In millions)	June 28, 2014	June 29, 2013	Change
Cash provided by operating activities	$97.0	$150.2	$(53.2)

Cash flows from operating activities decreased $53.2 million during the six months ended June 28, 2014, as compared to June 29, 2013, due to the following:

(In millions)	Change
Net income, net of non-cash related gains and losses	$(9.1)
Changes in operating assets and liabilities, net of effect of acquired businesses	(44.2)

$(53.3)

The decrease in cash flows from operating activities for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, was primarily due to the timing of cash receipts from customers, working capital requirements, payments under our recent restructuring plans and an increase in cash paid for taxes, net of tax refunds.

We expect to pay an additional $4.8 million related to our previous restructuring activities after June 28, 2014, of which we expect approximately $2.2 million will be paid within the next 9 months. We expect to pay $10.2 million related to our voluntary retirement program after June 28, 2014, of which we expect approximately $9.4 million will be paid within the next 9 months.

We expect that cash flows from operating activities will fluctuate in future periods due to a number of factors, including our operating results, tax payments, interest payments and the timing of our billings, collections and disbursements.

Fiscal 2013, 2012 and 2011

Cash flows from operating activities during fiscal 2013, 2012 and 2011 were as follows:

				Change
(In millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Cash provided by operating activities	$367.6	$316.0	$240.3	$51.6	$75.7

The changes in cash flows from operating activities between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Net income, net of non-cash related gains and losses	$(6.6)	$138.5
Changes in operating assets and liabilities, net of effect of acquired businesses	58.2	(62.8)

	$51.6	$75.7

Cash flows from investing activities

During fiscal 2012, we began to maintain an investment portfolio of approximately $100.0 million in marketable debt securities. The proceeds from, purchases of and maturities of available-for-sale securities are primarily related to normal transactions within our investment portfolio.

We expect to continue our investing activities, including purchasing property, plant and equipment, purchasing intangible assets, business combinations, purchasing software licenses, and making long-term equity investments.

Six months ended June 28, 2014 and June 29, 2013

	Six months ended
(In millions)	June 28, 2014	June 29, 2013	Change
Cash used for investing activities	$(180.5)	$(410.9)	$230.4

The changes in net cash used for investing activities for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Cash paid in business combinations and asset acquisitions, net of cash acquired	$228.5
Proceeds from the sale and maturity of available-for-sale securities	15.8
Purchases of property, plant and equipment	6.0
Proceeds from the sale of long-term investments	(6.1)
Purchases of available-for-sale securities	(13.8)

$230.4

Cash paid in business combinations and asset acquisitions relates to our fiscal 2014 and 2013 acquisitions. For an additional description of the acquisitions completed during the six months ended June 28, 2014, see Note 3 in the notes to unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014 incorporated by reference in this prospectus supplement.

Fiscal 2013, 2012 and 2011

Cash flows from investing activities during fiscal 2013, 2012 and 2011 were as follows:

				Change
(In millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Cash used for investing activities	$(426.9)	$(201.2)	$(56.5)	$(225.7)	$(144.7)

The changes in cash flows from investing activities between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Cash paid in business combinations and asset acquisitions, net of cash acquired	$(326.4)	$(22.4)
Purchases of property, plant and equipment	(9.0)	(4.5)
Proceeds from the sale of long-term investments	6.2	(9.7)
Purchases of available-for-sale securities	9.5	(121.2)
Proceeds from the sale and maturity of available-for-sale securities	93.8	12.7
Other items	0.2	0.4

	$(225.7)	$(144.7)

Cash paid in business combinations and asset acquisitions relates to our fiscal 2013 and 2012 acquisitions. For an additional description of the acquisitions completed during fiscal 2013 and 2012, see Note 4 in the notes to audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement.

Cash flows from financing activities

Six months ended June 28, 2014 and June 29, 2013

	Six months ended
(In millions)	June 28, 2014	June 29, 2013	Change
Cash provided by financing activities	$100.0	$122.7	$(22.7)

The changes in net cash provided by financing activities for the six months ended June 28, 2014, as compared to the six months ended June 29, 2013, were due to the following:

(In millions)	Change
Payments for repurchases of common stock	$(25.0)
Tax effect related to employee stock transactions allocated to equity	(4.7)
Payment of acquisition-related contingent consideration	(1.3)
Principal payments on receivable financing	2.5
Proceeds from the issuance of common stock	6.3
Other items	(0.5)

$(22.7)

During the six months ended June 28, 2014, we used $25.0 million of cash and cash equivalents to repurchase shares of our common stock. We expect to repurchase up to a total of $100.0 million of our common stock during fiscal 2014, and we may repurchase additional shares of our common stock in fiscal 2015.

Fiscal 2013, 2012 and 2011

Cash flows from financing activities during fiscal 2013, 2012 and 2011 were as follows:

				Change
(In millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Cash provided by (used for) financing activities	$(116.3)	$15.8	$(144.8)	$(132.1)	$160.6

The changes in cash flows from financing activities between years for fiscal 2013, 2012 and 2011 were due to the following:

	Change
(In millions)	2013 vs. 2012	2012 vs. 2011
Payment of convertible notes	$(144.6)	$150.0
Proceeds from issuance of common stock	10.0	13.0
Tax effect related to employee stock transactions allocated to equity	3.0	0.5
Principal payments on receivable financing	3.3	0.1
Stock received for payment of employee taxes on vesting of restricted stock	(4.4)	(1.5)
Other items	0.6	(1.5)

	$(132.1)	$160.6

During fiscal 2013, we paid a total of $144.6 million to retire the remaining principal balance of the 2013 Notes and the 2023 Notes. Borrowings under the revolving credit facility were used for general working capital purposes and were repaid during fiscal 2013. For an additional description of our convertible notes and the conversion terms thereof, see Note 3 in the notes to audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 incorporated by reference in this prospectus supplement. For an additional description of our revolving credit facility see “Description of other indebtedness” included in this prospectus supplement.

Cash inflows from the issuance of common stock and the tax effect related to employee stock transactions allocated to equity increased during fiscal 2013, as compared to fiscal 2012, primarily as a result of an increase in the exercise of stock options. This was partially offset by an increase in cash outflows related to stock received for payment of employee taxes on vesting of restricted stock.

Other factors affecting liquidity and capital resources

Convertible notes

As of June 28, 2014, we had convertible notes outstanding with a net liability value of $333.3 million that mature on June 1, 2015. The principal maturity value of our 2015 Notes is $350.0 million. The total cash payable upon the early conversion of these notes, as determined by the indenture of each security, will be their principal amount plus any additional conversion value that would be due upon conversion.

We will owe additional cash to the note holders upon early conversion if our stock price exceeds $7.55 per share. We entered into hedges with counterparties (the “2015 Note Hedges”) to limit our exposure to the additional cash payments above the principal amount of the 2015 Notes that may be due to the holders upon conversion. In separate transactions, we sold warrants (the “2015 Warrants”) with a strike price of $10.78 per share. Although our incremental cash payout exposure above the conversion price is limited by the hedges to the $350.0 million outstanding principal value of the 2015 Notes and accrued interest, we will experience dilution to our stock and to our diluted earnings per share from the outstanding 2015 Warrants to the extent our average closing stock price exceeds $10.78 in any fiscal quarter until the 2015 Notes are converted and the 2015 Warrants are settled.

Additionally, holders may convert their 2015 Notes into cash during any quarter following a quarter in which our stock price closes above $9.81 for at least 20 of the last 30 trading days. The 2015 Notes are convertible into cash from June 29, 2014 through September 27, 2014 because our closing stock price exceeded $9.81 for at least 20 of the last 30 trading days prior to June 28, 2014. While holders of the 2015 Notes have the right to convert their notes, we do not anticipate a significant number of conversions before the June 1, 2015 maturity date of the 2015 Notes. If the holders of our 2015 Notes elect to convert their notes into cash, we would be required to make cash payments of up to $350.0 million and accrued interest prior to the maturity of the 2015 Notes.

We believe that cash generated from our operating activities in future periods, expected proceeds from this offering as well as access to our revolving credit facility will be sufficient to service the maturity or conversion of our 2015 Notes.

For an additional description of the 2015 Notes and the conversion terms thereof, see “Description of other indebtedness” included in this prospectus supplement.

Acquisition-related contingent consideration

In connection with our business combinations and asset acquisitions completed in prior fiscal years, we may be obligated to make payments subject to the satisfaction of future financial measures. If performance is such that these payments are fully achieved, we will be obligated to pay up to an aggregate of $11.8 million in cash over the next 19 months.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

A material portion of our revenue, expenses and business activities are transacted in the U.S. dollar. However, certain of our operations include transactions in foreign currencies that can affect our results of operations. In certain countries where we invoice customers in the local currency, Japan in particular, our revenues benefit from a weaker dollar and are adversely affected by a stronger dollar. The opposite impact occurs in countries where we record expenses in local currencies. In those cases, our operating expenses benefit from a stronger dollar and are adversely affected by a weaker dollar. The fluctuations in our operating expenses outside the U.S. resulting from volatility in the U.S. dollar against certain foreign currencies are not generally moderated by corresponding fluctuations in our revenues, except for our operations in Japan because we receive some cash payments and make most expense payments in Japanese yen.

We enter into foreign currency forward exchange contracts with financial institutions to protect against currency exchange risks associated with existing assets and liabilities. A foreign currency forward exchange contract acts as a hedge by increasing in value when underlying assets decrease in value or underlying liabilities increase in value due to changes in foreign exchange rates. Conversely, a foreign currency forward exchange contract decreases in value when underlying assets increase in value or underlying liabilities decrease in value due to changes in foreign exchange rates. These forward contracts are not designated as accounting hedges, so the unrealized gains and losses are recognized in other income, net, in advance of the actual foreign currency cash flows with the fair value of these forward contracts being recorded as accrued liabilities or other current assets.

We do not use forward contracts for trading purposes. Our forward contracts generally have maturities of 90 days or less. We enter into foreign currency forward exchange contracts based on estimated future asset and liability exposures, and the effectiveness of our hedging program depends on our ability to estimate these future asset and liability exposures. Recognized gains and losses with respect to our current hedging activities will ultimately depend on how accurately we are able to match the amount of foreign currency forward exchange contracts with actual underlying asset and liability exposures.

The following table provides information about our foreign currency forward exchange contracts as of June 28, 2014. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts, at contract exchange rates, and the weighted-average contractual foreign currency exchange rates expressed as units of the foreign currency per U.S. dollar, which in some cases may not be the market convention for quoting a particular currency. All of these forward contracts matured before or during August 2014.

(Dollars in millions)	Notional principal	Weighted- average contract rate
Forward Contracts:
European Union euro	$58.6	0.74
Indian rupee	35.4	59.58
Japanese yen	19.7	101.66
Israeli shekel	14.1	3.46
Chinese renminbi	13.8	6.17
Canadian dollar	10.6	1.09
British pound	6.8	0.60
Taiwan dollar	5.3	29.91
Other	11.1	N/A

Total	$175.4

Estimated fair value	$0.5

While we actively monitor our foreign currency risks, there can be no assurance that our foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on our results of operations, cash flows and financial position.

Interest rate risk

Our exposure to market risk for changes in interest rates relates primarily to our portfolio of marketable debt securities, our portfolio of cash and cash equivalents and outstanding balances drawn on our revolving credit facility, if any.

We are exposed to interest rate fluctuations in many of the world’s leading industrialized countries, but the fair value of our marketable debt securities and our interest income and expense is most sensitive to fluctuations in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our marketable debt securities and cash and cash equivalents, any unrealized and realized gains or losses on our marketable debt securities and the costs associated with foreign currency hedges. Pursuant to our investment policy, we limit the amount of our credit exposure to any one issuer, other than in securities issued by the U.S. Treasury and U.S. government agencies.

Our short-term investments as of June 28, 2014 include $93.6 million of marketable debt securities that may decline in value if market interest rates rise. Such variability in market interest rates may result in a negative impact on the results of our investment activities. As of June 28, 2014, an increase in the market rates of interest of 1% would result in a decrease in the fair values of our marketable debt securities by approximately $0.8 million.

All highly liquid securities with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Securities with maturities greater than three months are classified as available-for-sale and are considered to be short-term investments. The carrying value of our interest-bearing instruments approximated fair value as of June 28, 2014.

Interest rates under our revolving credit facility are variable, so interest expense for periods when our revolving credit facility is utilized could be adversely affected by changes in interest rates. Interest rates under our revolving credit facility can fluctuate based on changes in market interest rates and in an interest rate margin that varies based on our consolidated leverage ratio. As of June 28, 2014, we had an outstanding balance of $100.0 million under our revolving credit facility. On July 18, 2014, we repaid all outstanding borrowings under our revolving credit facility. For an additional description of our revolving credit facility, see “Description of other indebtedness” included in this prospectus supplement.

Equity price risk

Convertible notes

Our 2015 Notes include conversion and settlement provisions that are based on the price of our common stock at conversion or at maturity of the notes. In addition, the hedges and warrants associated with these convertible notes also include settlement provisions that are based on the price of our common stock. The amount of cash we may be required to pay, or the number of shares we may be required to provide to note holders at conversion or maturity of these notes, is determined by the price of our common stock. The amount of cash or number of shares that we may receive from hedge counterparties in connection with the related hedges and the number of shares that we may be required to provide warrant counterparties in connection with the related warrants are also determined by the price of our common stock.

Upon the expiration of our 2015 Warrants, we will issue shares of common stock to the purchasers of the warrants to the extent our stock price exceeds the warrant strike price of $10.78 at that time. The following table shows the number of shares that we would issue to 2015 Warrant counterparties at expiration of the warrants, assuming various closing stock prices on the dates of warrant expiration:

Share price	Shares (in millions)
$11.00	0.9
$12.00	4.7
$13.00	7.9
$14.00	10.7
$15.00	13.0
$16.00	15.1
$17.00	17.0
$18.00	18.6
$19.00	20.1
$20.00	21.4

Prior to the expiration of the 2015 Warrants, for purposes of calculating diluted earnings per share, our diluted weighted-average shares outstanding will increase when our average closing stock price for a quarter exceeds $10.78.

For an additional description of our 2015 Notes, see “Description of other indebtedness” included in this prospectus supplement.

Equity investments

We have a portfolio of equity investments that includes marketable equity securities and non-marketable investments. Our equity investments are made primarily in connection with our strategic investment program. Under our strategic investment program, from time to time, we make cash investments in companies with technologies that are potentially strategically important to us. See Note 8 in the notes to unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014 and Note 9 in the notes to audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, each incorporated by reference in this prospectus supplement, for an additional description of these investments. Our non-marketable investments had a carrying value of $8.6 million as of June 28, 2014, and $6.7 million as of December 28, 2013.

Description of other indebtedness

2015 Notes

In June 2010, we issued $350.0 million aggregate principal amount of 2.625% Cash Convertible Senior Notes due 2015 (the “2015 Notes”). The 2015 Notes bear interest at a rate of 2.625% per year, payable semi-annually in arrears in cash on June 1 and December 1 of each year, beginning on December 1, 2010. The 2015 Notes will mature on June 1, 2015, unless earlier repurchased or converted.

The 2015 Notes are convertible, as described below, into an amount of cash equal to the value of the shares determined by the conversion rate. The initial conversion rate is equivalent to 132.5205 shares of common stock per $1,000 principal amount of the 2015 Notes, equivalent to a conversion price of approximately $7.55 per share of common stock, subject to adjustment.

In certain circumstances, the 2015 Notes are convertible into an amount in cash equal to the settlement amount, as defined in the indenture governing the notes. Holders may freely convert their 2015 Notes on or after March 1, 2015 until the close of business on the second scheduled trading day immediately preceding the maturity date. Prior to March 1, 2015, holders of the 2015 Notes may convert their 2015 Notes under the following conditions:

•	during the ten business-day period after any five consecutive trading-day period (the “Measurement Period”) in which the trading price per 2015 Note for each day of such Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; or

•	during any fiscal quarter after the fiscal quarter ending October 2, 2010, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the applicable conversion price in effect on each applicable trading day; or

•	upon the occurrence of specified corporate transactions.

Holders who convert their 2015 Notes in connection with a fundamental change, as defined in the indenture governing the notes, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders may require us to purchase all or a portion of their 2015 Notes at a purchase price equal to 100% of the principal amount of the 2015 Notes, plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date.

We will owe additional cash to the note holders upon early conversion if our stock price exceeds $7.55 per share, subject to adjustment. We entered into hedges with counterparties (the “2015 Note Hedges”) to limit our exposure to the additional cash payments above the principal amount of the 2015 Notes that may be due to the holders upon conversion. In separate transactions, we sold warrants (the “2015 Warrants”) with a strike price of $10.78 per share. Although our incremental cash payout exposure above the conversion price is limited by the hedges to the $350.0 million outstanding principal value of the 2015 Notes and accrued interest, we will experience dilution to our stock and to our diluted earnings per share from the outstanding 2015 Warrants to the extent our average closing stock price exceeds $10.78 in any fiscal quarter until the 2015 Notes are converted and the 2015 Warrants are settled.

Revolving credit facility

In December 2012, we entered into a five-year senior revolving credit facility with a group of lenders led by Bank of America, N.A., as administrative agent, which we amended on September 19, 2014. As amended, our revolving credit facility provides for borrowings up to $250.0 million, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million.

None of our subsidiaries are currently guarantors of our obligations under our revolving credit facility. Any outstanding loans drawn under our revolving credit facility are due at maturity on September 19, 2019. Outstanding amounts may be paid at any time prior to maturity. The facility is unsecured.

Interest accrues on borrowings drawn under our revolving credit facility at either LIBOR plus a margin between 1.25% and 2.0% per annum or at a base rate plus a margin between 0.25% and 1.0% per annum, determined based on our consolidated leverage ratio. Interest is payable quarterly. A commitment fee ranging from 0.20% to 0.35%, depending on our leverage ratio, is assessed on the daily average undrawn portion of revolving commitments. As of June 28, 2014, the interest rate applied to outstanding borrowings under our revolving credit facility was 1.40%.

Our revolving credit facility contains customary negative covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens, make certain investments (including acquisitions), dispose of certain assets and make certain payments, including share repurchases and dividends. In addition, our revolving credit facility contains financial covenants that require us to maintain a leverage ratio not to exceed 2.75 to 1, and a minimum interest coverage ratio of 3 to 1.

As of June 28, 2014 and December 28, 2013, we had outstanding borrowings under our revolving credit facility of $100.0 million and $0, respectively, and we were in compliance with all financial covenants. On July 18, 2014, we repaid all outstanding borrowings under our revolving credit facility.

Description of notes

The Company will issue the notes under the Indenture (the “Indenture”) between itself and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The Indenture is unlimited in aggregate principal amount, although the issuance of notes in this offering will be limited to $350.0 million. We may issue an unlimited principal amount of additional securities of different series under the Indenture as well as additional notes having identical terms and conditions as the notes other than the issue date, the issue price, the first interest payment date and the first date from which interest will accrue (the “Additional Notes”); provided that if any Additional Notes are not fungible with the notes for U.S. federal income tax purposes, such Additional Notes will have a separate CUSIP number and/or ISIN from the notes. Any Additional Notes will be part of the same issue as the notes that we are currently offering and will vote on all matters with the notes.

This “Description of notes” is intended to be a useful overview of the material provisions of the notes and the Indenture. Since this “Description of notes” is only a summary, it does not contain all of the details found in the full text of, and is qualified in its entirety by the provisions of, the notes and the Indenture. You should refer to the Indenture for a complete description of the obligations of the Company and your rights. The Company will make a copy of the Indenture available to the Holders and to prospective investors upon request.

You will find the definitions of capitalized terms used in this description under the heading “—Certain definitions.” For purposes of this “Description of notes,” references to the “Company,” “we,” “our” and “us” refer only to Cadence Design Systems, Inc. and not to its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

The notes

The notes:

•	will be general unsecured, senior obligations of the Company;

•	will be limited to an aggregate principal amount of $350.0 million, subject to our ability to issue Additional Notes;

•	mature on October 15, 2024;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	will rank equally in right of payment with any existing and future senior Indebtedness of the Company, without giving effect to any collateral arrangements;

•	will be effectively subordinated to all Secured Indebtedness of the Company to the extent of the value of the pledged assets;

•	will be senior in right of payment to any future Subordinated Obligations of the Company;

•	will be structurally subordinated to all liabilities of any Subsidiary; and

•	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See “Book-entry settlement and clearance.”

Interest

Interest on the notes will:

•	accrue at the rate of 4.375% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on April 15 and October 15, commencing on April 15, 2015;

•	be payable to the Holders of record at the close of business on the April 1 and October 1 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the notes; paying agent and registrar

We will pay, or cause to be paid, the principal, premium, if any, and interest on the notes at the office or agency designated by the Company, except that we may, at our option, pay interest on the notes by check mailed to Holders at their registered address set forth in the registrar’s books. We have initially designated the corporate trust office of the Trustee to act as our paying agent (the “Paying Agent”) and registrar (the “Registrar”). We may, however, change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

We will pay the principal, premium, if any, and interest on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered Holder of such global notes.

Transfer and exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any notes selected for redemption. Also, the Company is not required to transfer or exchange any notes for a period of 15 days before the day of any selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes under the Indenture.

Optional redemption

Except as described below, the notes are not redeemable until July 15, 2024.

At any time prior to July 15, 2024, the Company may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed or otherwise delivered to each Holder in accordance with the applicable procedures of DTC, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon to July 15, 2024 (not including any portions of payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points. In the case of each of clauses (1) and (2), accrued and unpaid interest, if any, will be payable to, but excluding, the date of redemption.

In addition, from and after July 15, 2024, the Company may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed or otherwise delivered to each Holder in accordance with the applicable procedures of DTC, at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date.

If the optional redemption date is on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest in respect of notes subject to redemption will be paid on the redemption date to the Person in whose name the note is registered at the close of business, on such record date, and no additional interest will be payable to Holders whose notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed, then by lot, in accordance with the applicable procedures of DTC or by such other method as the Trustee in its sole discretion deems to be fair and appropriate, although no note of $2,000 in principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note.

Any redemption notice may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of a corporate transaction.

Mandatory redemption; open market purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase the notes as described under the caption “—Repurchase at the option of holders.”

The Company may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Ranking

The notes will be general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated, will be effectively subordinated to all of our Secured Indebtedness (to the extent of the value of the assets securing such Indebtedness) and will be structurally subordinated to the liabilities of Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or upon a default in payment with respect to, or the acceleration of, any senior Secured Indebtedness, the assets of the Company that secure such senior Secured Indebtedness will be available to pay obligations on the notes only after all Indebtedness under such Secured Indebtedness or other secured obligations have been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

Assuming (i) the repayment of all amounts outstanding under the Senior Revolving Credit Facility, which occurred on July 18, 2014 and (ii) the amendment and restatement of the Senior Revolving Credit Facility, which occurred on September 19, 2014, and not giving effect to this offering, as of June 28, 2014:

•

outstanding Indebtedness of the Company (excluding intercompany liabilities) would have been $350.0 million (disregarding any unamortized debt discount on the 2015 Notes), none of which is secured, and the Company would have had commitments of $250.0 million under the Senior Revolving Credit Facility available to it, with the right to request increased capacity up to an additional $150.0 million upon the receipt of lender commitments, for total maximum borrowings of $400.0 million, which, if borrowed would rank equally with the notes; and

•	our Subsidiaries would have had approximately $129.8 million of liabilities, including debt, trade payables and accrued liabilities, but excluding intercompany liabilities and deferred revenue, all of which would have been structurally senior to the notes.

The Indenture will not limit the amount of Indebtedness that the Company and its Subsidiaries may Incur (other than certain Secured Indebtedness as provided below) and such Indebtedness may be substantial and structurally senior to the notes.

Repurchase at the option of holders

If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem all of the notes as described under “—Optional redemption,” the Company will make an offer to purchase all of the notes (the “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the right of Holders of record on the applicable record date to receive any interest due on the Change of Control Payment Date (as defined below).

Within 30 days following any Change of Control Triggering Event, unless the Company has exercised its right to redeem all of the notes as described under “—Optional redemption,” the Company will mail a notice of such Change of Control Offer to each Holder or otherwise deliver notice in accordance with the applicable procedures of DTC, with a copy to the Trustee, stating:

(1)	that a Change of Control Offer is being made, the expiration time for such Change of Control Offer (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC) and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to 101% of the principal amount of such notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the applicable record date to receive interest due on the Change of Control Payment Date (as defined below);

(2)	the purchase date (which shall be no later than five Business Days after the date such Change of Control Offer expires) (the “Change of Control Payment Date”); and

(3)	the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its notes purchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer, provided that if, following repurchase of a portion of a note, the remaining principal amount of such note outstanding immediately after such repurchase would be less than $2,000, then the portion of such note so repurchased shall be reduced so that the remaining principal amount of such note outstanding immediately after such repurchase is $2,000;

(2)	prior to 12:01 p.m. New York City time, deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee for cancellation the notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company in accordance with the terms of this covenant.

The Paying Agent will promptly mail (or otherwise deliver in accordance with the applicable procedures of DTC) to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or otherwise deliver in accordance with the applicable procedures of DTC) (or cause to be transferred by book entry) to each Holder a new note (it being understood that, notwithstanding anything in the Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate will be required for the Trustee to authenticate and mail or deliver such new note) equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest to the Change of Control Payment Date will be paid on the Change of Control Payment Date to the Person in whose name a note is registered at the close of business on such record date.

The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

In addition, a Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the Board of Directors’ fiduciary duties. Accordingly, you may not be able to require us to purchase the notes as a result of a change in the composition of the directors on our Board of Directors unless a court were to find that such approval was not granted in good faith or violated the Board of Directors’ fiduciary duties.

Prior to making a Change of Control Payment, and as a condition to such payment (1) the Company shall obtain the consent of the requisite lenders or holders of Indebtedness incurred or issued under a credit facility, an indenture or other agreement that may be violated by to such Change of Control Payment being made and waivers of the event of default, if any, caused by the Change of Control Triggering Event or (2) the Company shall have repaid all outstanding Indebtedness incurred or issued under a credit facility, an indenture or other agreement that may be violated by a Change of Control Payment or the Company shall have offered to repay all such Indebtedness, make payment to the lenders or holders of such Indebtedness that accept such offer and obtain waivers of any event of default arising under the relevant credit facility, indenture or other agreement from the remaining lenders or holders of such Indebtedness. The Company covenants to effect such repayment or obtain such consent prior to making a Change of Control Payment, it being a default of the Change of Control Triggering Event provisions of the Indenture if the Company fails to comply with such covenant. A default under the Indenture will result in a cross-default under the Senior Revolving Credit Facility.

Certain covenants

Limitation on liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or suffer to exist any Lien upon any Principal Property or Capital Stock of Restricted Subsidiaries, whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens:

(1)	in the case of Liens securing Subordinated Obligations, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)	in all other cases, the notes are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release and discharge of each of the related Liens described in clauses (1) and (2) above.

The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness (or any Guarantee thereof) in any computation under such restriction, Indebtedness (or any Guarantee thereof) secured by:

(1)	Liens on any property or assets existing at the time of the acquisition thereof;

(2)	Liens on property or assets of a Person existing at the time such Person is merged into or consolidated with the Company or a Subsidiary of the Company or at the time of a sale, lease or other disposition of the properties or assets of such Person (or a division thereof) as an entirety or substantially as an entirety to the Company or a Subsidiary of the Company; provided that any such Lien does not extend to any property or assets owned by the Company or any Subsidiary of the Company immediately prior to such merger, consolidation, sale, lease or disposition;

(3)	Liens on property and assets of a Person existing at the time such Person becomes a Subsidiary of the Company;

(4)	Liens in favor of the Company or a Subsidiary of the Company;

(5)	Liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property or assets, or to secure Indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained no later than 270 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or assets or (b) the placing in operation of such property or assets; provided further that such Liens do not extend to any property or assets other than such property or assets subject to acquisition, construction, development or improvement or any proceeds thereof (and other than pursuant to customary after-acquired property clauses);

(6)	Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and

(7)	Liens existing on the Issue Date or any extension, renewal, replacement or refunding of any Indebtedness (or any Guarantee thereof) secured by a Lien existing on the Issue Date or referred to in clauses (1)-(3) or (5); provided that any such extension, renewal, replacement or refunding of such Indebtedness (or any Guarantee thereof) shall be created within 360 days of repaying or replacing the Indebtedness (or any Guarantee thereof) secured by the Lien referred to in clauses (1)-(3) or (5) and the principal amount of the Indebtedness (or any Guarantee thereof) secured thereby and not otherwise authorized by clauses (1)-(3) or (5) shall not exceed the principal amount of Indebtedness (or any Guarantee thereof), plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

Notwithstanding the restrictions described above, the Company and any Subsidiaries of the Company may create, Incur, issue, assume or Guarantee Indebtedness secured by Liens without equally and ratably securing the notes then outstanding if, at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired,

(A)	the aggregate amount of all such Indebtedness secured by Liens which would otherwise be subject to such restrictions (other than any Indebtedness (or any Guarantee thereof) secured by Liens permitted as described in clauses (1)-(7) of the immediately preceding paragraph) plus

(B)	all Attributable Debt of the Company and the Subsidiaries of the Company in respect of Sale/Leaseback Transactions with respect to properties (with the exception of such transactions that are permitted under clauses (1)-(4) of the first sentence of the first paragraph under “—Limitation on sale/leaseback transactions” below)

would not exceed the greater of $300.0 million and 10% of Consolidated Total Assets.

Limitation on sale/leaseback transactions

The Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

(1)	the Sale/Leaseback Transaction is solely with the Company or another Subsidiary of the Company;

(2)	the lease is for a period not in excess of 36 months (or which may be terminated by the Company or such Subsidiary), including renewals;

(3)	the Company or such Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1)-(7) of the second paragraph under the heading “—Limitation on liens,” without equally and ratably securing the notes then outstanding under the Indenture, to create, Incur, issue, assume or Guarantee Indebtedness secured by a Lien on such property or assets in the amount of the Attributable Debt arising from such Sale/Leaseback Transaction;

(4)	the Company or such Subsidiary within 270 days after the sale of such property or assets in connection with such Sale/Leaseback Transaction is completed, applies an amount equal to the net proceeds of the sale of such property or assets to (i) the retirement of notes, other Funded Debt of the Company ranking on a parity with the notes or Funded Debt of a Subsidiary of the Company or (ii) the purchase of additional property or assets; or

(5)	(A) the Attributable Debt of the Company and Subsidiaries of the Company in respect of such Sale/Leaseback Transaction and all other Sale/Leaseback Transactions entered into after the Issue Date (other than any such Sale/Leaseback Transaction as would be permitted as described in clauses (1)-(4) of this sentence), plus

(B) the aggregate principal amount of Indebtedness secured by Liens on properties and assets then outstanding (not including any such Indebtedness secured by Liens described in clauses (1)-(7) of the second paragraph under the heading “—Limitation on liens”) that do not equally and ratably secure such outstanding notes (or secure such outstanding notes on a basis that is prior to other Indebtedness secured thereby), would not exceed the greater of $300.0 million and 10% of Consolidated Total Assets.

Reports

So long as the notes are outstanding, at any time that the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the Trustee and make available on the Company’s website copies of such annual and quarterly reports and such information, documents and other reports as are required under Sections 13 and 15(d) of the Exchange Act and applicable to the Company within 15 days after the date such information, documents or other reports were filed with the SEC.

Notwithstanding the foregoing, the Company will not be deemed to have failed to comply with any of its obligations under this section until 30 days after the date any information, document or other report hereunder is due.

Merger and consolidation

The Company will not consolidate with or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (in one or more related transactions), to any Person unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) is organized and existing under the laws of the United States of America, any state or territory thereof or the District of Columbia, and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under such laws;

(2)	the Successor Company (if other than the Company) expressly assumes all of the obligations of the Company under the notes and the Indenture pursuant to a supplemental indenture, executed and delivered to the Trustee;

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)	the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that (i) such consolidation, merger, winding up or disposition, and such supplemental indenture, if any, complies with the Indenture and (ii) such supplemental indenture, if any, is a valid and binding obligation of the Successor Company, enforceable against such Successor Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting creditors’ rights generally, general principles of equity.

Subject to certain limitations described below, the Successor Company will succeed to, and be substituted for, the Company under the Indenture and the notes. Notwithstanding the foregoing,

(1)	any Subsidiary of the Company may consolidate with, merge with or into or transfer all or part of its properties and assets to the Company or any other Subsidiary of the Company; and

(2)	the Company may merge with an Affiliate of the Company solely for the purpose of reincorporating or forming the Company in another state or territory of the United States or the District of Columbia, so long as the amount of Indebtedness of the Company and its Subsidiaries is not increased thereby.

For purposes of this covenant, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, will be deemed to be the disposition of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Upon any consolidation, merger, winding up, sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such Successor Company had been named as the Company therein and thereafter the Company shall be relieved of all obligations and covenants under the Indenture and the notes; provided that, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the notes.

Events of default

Each of the following is an “Event of Default”:

(1)	default in the payment of principal or premium, if any, on any note when due at its stated maturity, upon acceleration, redemption, mandatory repurchase, upon declaration or otherwise;

(2)	default in any payment of interest on any note when due and payable, and such default continues for a period of 30 days;

(3)	failure by the Company to comply with its agreements contained in the Indenture (other than those referenced in clauses (1) and (2) above) and such failure continues for 90 days after written notice as provided below; or

(4)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary.

However, a default under clause (3) of this paragraph will not constitute an Event of Default until the Trustee notifies the Company or the Holders of at least 25% in principal amount of the then outstanding notes notify the Company and the Trustee of the default and the Company does not cure such default within the time specified in clause (3) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (4) above with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding notes by written notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the entire principal, premium, if any, and interest accrued thereon, if any, on all the notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, will be due and payable immediately. If an Event of Default described in clause (4) above occurs with respect to the Company and is continuing, the principal, premium, if any, and interest accrued thereon, if any, on all the notes will become due and payable immediately without any notice or other action by any Holder or the Trustee. The Holders of a majority in aggregate principal amount of the then outstanding notes may waive (1) all past Events of Default (except with respect to nonpayment of principal, premium or interest or in respect of a covenant or provision of the Indenture which cannot be modified without the consent of the Holders of all outstanding notes) and rescind any acceleration with respect to the notes and its consequences and (2) all existing Events of Default (other than the nonpayment of the principal, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration) and rescind any acceleration with respect to the notes and its consequences, if any and all existing Events of Default (other than the nonpayment of the principal, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration) have been cured, waived or otherwise remedied and the Company has deposited with the Trustee a sum sufficient to pay all matured installments of interest upon the notes, the principal of the notes which shall have become due otherwise than by acceleration and such amount as shall be sufficient to cover all amounts owed to the Trustee.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)	the Holders of at least 25% in aggregate principal amount of the then outstanding notes have made a written request to the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee indemnity reasonably satisfactory to the Trustee against any loss, costs, liabilities or expenses to be incurred in compliance with such request;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity; and

(5)	within such 60-day period, the Holders of a majority in aggregate principal amount of the then outstanding notes have not given the Trustee a direction that is inconsistent with such request.

Subject to certain restrictions, the Holders of a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law, the Indenture or the notes, or that the Trustee determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture and the notes at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any costs, liabilities or expense.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee will mail to each Holder a notice of the Default within 90 days after it occurs unless such Default shall have been cured or waived before the mailing or publication of such notice. Except in the case of a Default in the payment of principal, premium, if any, or interest on any note, the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate indicating whether the signers thereof know of any non-compliance of the Company with any conditions and covenants under the Indenture that occurred during the prior fiscal year. The Company also is required to deliver to the Trustee, within five Business Days following the date on which the Company becomes aware of the occurrence of a Default, a certificate specifying any events which would constitute a Default, their status and what action the Company is taking or proposes to take in respect thereto.

Amendments and waivers

Except as provided in the next two succeeding paragraphs, the Indenture and the notes may be amended or supplemented with the consent of the Holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each affected Holder, no amendment, supplement or waiver may (with respect to any notes held by a non-consenting Holder), among other things:

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the stated rate of interest or extend the stated time for payment of interest on any note;

(3)	reduce the principal of or extend the stated maturity of any note;

(4)

waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5)	reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described above under “—Optional redemption” or, following the occurrence of a Change of Control Trigger Event, reduce the premium payable upon repurchase of any note or change the time at which any note must be repurchased as described above under “—Repurchase at the option of holders”;

(6)	make any note payable in a currency other than that stated in the note;

(7)	impair the right of any Holder to receive payment of principal, premium, if any, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes; or

(8)	make any change in the amendment or waiver provisions which require each Holder’s consent.

Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend the Indenture and the notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	comply with the covenant described above under “—Certain covenants—Merger and consolidation”;

(3)	provide for uncertificated notes in addition to or in place of certificated notes; provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code;

(4)	to comply with the rules of any applicable depositary;

(5)	secure the notes;

(6)	add covenants of the Company and its Subsidiaries or Events of Default for the benefit of Holders or to make changes that would provide additional rights to the Holders or to surrender any right or power conferred upon the Company;

(7)	make any change that does not adversely affect the legal rights under the Indenture or the notes of any Holder, including any changes that only apply to other series of debt securities;

(8)	comply with any requirement of the SEC in connection with any required qualification of the Indenture under the Trust Indenture Act;

(9)	evidence and provide for the acceptance of an appointment under the Indenture of a successor trustee and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(11)	make any amendment to the provisions of the Indenture relating to the transfer and legending of notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes; or

(12)	conform the text of the Indenture or the terms of the notes to any provision of this “Description of notes.”

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. A consent to any amendment, supplement or waiver under the Indenture by any Holder given in connection with a tender of such Holder’s notes will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective, the Company is required to give to the Holders a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all the Holders, or any defect in the notice will not impair or affect the validity of any such amendment, supplement or waiver.

Defeasance

When the Company uses the term defeasance, the Company means discharge from some or all of its obligations under the Indenture. If the Company irrevocably deposits with the Trustee funds or government securities sufficient to make payments of all principal, premium, if any, and interest on the notes on the dates those payments are due and payable or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date (provided that upon any redemption that requires the payment of an amount over 100% of the principal amount of the notes to be redeemed, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the redemption price of the notes to be redeemed calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption) and complies with all other conditions to defeasance set forth in the Indenture, then, at the Company’s option, either of the following will occur:

•	the Company will be discharged from its obligations with respect to the notes, which is referred to in this prospectus supplement as “legal defeasance”; or

•	the Company will no longer have any obligation to comply with the restrictive covenants under the Indenture (including the covenants described under “—Certain covenants” and “—Repurchase at the option of holders”), and the related events of default will no longer apply to the Company, but some of the Company’s other obligations under the Indenture and the notes, including the obligation to make payments on those notes, will survive, which are collectively referred to in this prospectus supplement as “covenant defeasance”;

provided that no default with respect to the outstanding notes has occurred and is continuing at the time of such deposit after giving effect to the deposit (other than an event of default resulting from the borrowing of funds to be applied to such deposit and the grant of any lien or security securing such borrowings).

If the Company legally defeases the notes, the Holders of the notes affected will not be entitled to the benefits of the Indenture, except for:

•	the rights of Holders to receive principal, premium, if any, interest and the redemption price when due;

•	the Company’s obligation to register the transfer or exchange of notes; and

•	the Company’s obligation to replace mutilated, destroyed, lost or stolen notes.

The Company may legally defease the notes notwithstanding any prior exercise by the Company of its option of covenant defeasance.

The Company will be required to deliver to the Trustee an Opinion of Counsel that the deposit and related defeasance would not cause the beneficial owners of the notes to recognize income, gain or loss for U.S. federal income tax purposes and that the beneficial owners would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If the Company elects legal defeasance, that Opinion of Counsel must be based upon a ruling from the U.S. Internal Revenue Service to that effect or a change in tax law occurring after the Issue Date.

Satisfaction and discharge

The Company may discharge its obligations under the Indenture while notes remain outstanding if (1) all outstanding notes issued under the Indenture have become due and payable, (2) all outstanding notes issued under the Indenture have or will become due and payable at their stated maturity within one year or (3) all outstanding notes issued under the Indenture are scheduled for redemption within one year, and in each case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding notes issued under the Indenture on the date of their scheduled maturity or the scheduled date of the redemption, as the case may be, paid all other amounts payable under the Indenture and delivered to the Trustee all certificates required by the Indenture. With respect to any redemption that requires the payment of an amount over 100% of the principal amount of the notes to be redeemed, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the redemption price of the notes to be redeemed calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption.

No personal liability of directors, officers, employees and stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities law.

Notices

Notices given by publication will be deemed given on the first date on which publication is made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing. Notwithstanding any other provision of the Indenture or any note, where the Indenture or any note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a global note (whether by mail or otherwise), such notice shall be sufficiently given if given to DTC or any other applicable depositary for such note (or its designee) according to the applicable procedures of DTC or such depositary.

Concerning the trustee

Wells Fargo Bank, National Association, is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.

If the Trustee becomes a creditor of the Company, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

Governing law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Board of Directors” means:

(1)	with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining a Change of Control) any duly authorized committee of the Board of Directors;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the stated maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Change of Control” means the occurrence of any of the following:

(1)	any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; or

(2)

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company or the merger of any Person with or into a Subsidiary of the Company, unless the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person; or

(3)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(4)	the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(5)	the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company, (2) the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of such holding company that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of such holding company and (3) no “person” or “group” of related persons (other than such holding company) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Total Assets” means, as of any date of determination, the consolidated total assets of the Company and its Subsidiaries as of such date as set forth on the most recent balance sheet of the Company and its Subsidiaries, computed in accordance with GAAP.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Funded Debt” means all Indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower.

“GAAP” means generally accepted accounting principles in the United States as in effect as of the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession. Unless otherwise specified, all ratios and computations, contained in the Indenture will be computed in conformity with GAAP.

“Guarantee” means (1) any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and (2) any obligation, direct or indirect, contingent or otherwise, of such Person:

(a)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(b)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business.

“Holder” means a Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; and

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments.

For avoidance of doubt, (a) obligations in respect of hedging transactions and cash management obligations, (b) accrued payables and trade credit and (c) obligations in respect of taxes shall not be Indebtedness.

“interest” with respect to the notes means interest with respect thereto.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc., BBB- (or the equivalent) by Standard & Poor’s Ratings Group, Inc. and BBB- (or the equivalent) by Fitch Ratings, Inc., or any other equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Issue Date” means October 9, 2014.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof or sale/leaseback, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Officer” means the Chairman of the Board, the chief executive officer, the president, the chief financial officer, any executive vice president, senior vice president or vice president, the treasurer or the secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company.

“Officer’s Certificate” means a certificate signed by an Officer of the Company.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” means any land, land improvements or building, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned or leased by the Company or any Restricted Subsidiary and located in the United States, the gross book value (after deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1.0% of Consolidated Total Assets, other than any such land, building, structure or other facility or portion thereof which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Company and its Subsidiaries, considered as one enterprise. As of the Issue Date, the Company’s headquarters at 2655 Seely Avenue, San Jose, California 95134 will be the only Principal Property.

“Rating Agency” means each of Standard & Poor’s Ratings Group, Inc., Moody’s Investors Service, Inc. or Fitch Ratings, Inc. or, if Standard & Poor’s Ratings Group, Inc., Moody’s Investors Service, Inc. or Fitch Ratings, Inc. or any of them shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc., Moody’s Investors Service, Inc. or Fitch Ratings, Inc., as the case may be.

“Rating Event” means the ratings of the notes are lowered by at least one of the Rating Agencies and the notes are rated below an Investment Grade Rating by at least two of the Rating Agencies, on any day during the period (which period will be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 60 days prior to the first public announcement of the occurrence of a Change of Control or the intentions of the Company to effect a Change of Control and ending 60 days following the consummation of such Change of Control.

“Restricted Subsidiary” means any Subsidiary which, at the time of determination, owns or is a lessee pursuant to a capital lease of any Principal Property.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person (other than the Company or any of its Subsidiaries) and the Company or a Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of the Indenture the SEC is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Revolving Credit Facility” means the Credit Agreement, dated as of December 12, 2012, among the Company, Bank of America, N.A., as administrative agent, and the lenders parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder).

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the notes pursuant to its terms.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or

(2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Treasury Rate” means as of any date of redemption of notes the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to October 15, 2024; provided, however, that if the period from the redemption date to October 15, 2024, is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that if the period from the redemption date to October 15, 2024 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

Book-entry settlement and clearance

The global notes

The notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”). Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”)), which may change from time to time. We provide the following summaries of those operations and procedures of DTC, Euroclear and Clearstream solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf of delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes and any participant requests a certificated note in accordance with DTC procedures; or

•	certain other events provided in the indenture should occur.

Material U.S. federal income tax considerations

The following are the material U.S. federal income tax consequences of owning and disposing of notes purchased in this offering at the “issue price,” which we assume will be the public offering price for the applicable notes indicated on the cover of this prospectus supplement, and held as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and differing tax consequences applicable to you if you are, for instance:

•	a financial institution;

•	a regulated investment company;

•	a dealer or trader in securities;

•	holding notes as part of a “straddle” or integrated transaction;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a partnership for U.S. federal income tax purposes; or

•	a tax-exempt entity.

If you are a partnership for U.S. federal income tax purposes holding our notes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein.

This discussion does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax consequences to U.S. Holders

This section applies to you if you are a U.S. Holder. You are a U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of a note and you are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Certain additional payments

There are circumstances in which we might be required to make payments on a note that would increase the yield of the note, as described under “Description of notes—Repurchase at the option of holders.” We intend to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the

Internal Revenue Service (“IRS”). If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the notes (which is not expected to differ significantly from the actual yield on the notes), with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any income on the sale, redemption or other taxable disposition of the notes would be treated as interest income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Payments of interest

Stated interest on a note will be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes. It is expected, and this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes.

Sale, redemption or other taxable disposition of the notes

Upon the sale, redemption or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale, redemption or other taxable disposition and your tax basis in the note. Your tax basis in a note will generally equal the cost of your note. For these purposes, the amount realized does not include any amount attributable to accrued interest, which is treated as described under “Payments of interest” above.

Gain or loss realized on the sale, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, redemption or other taxable disposition the note has been held for more than one year. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Backup withholding and information reporting

Information returns are required to be filed with the IRS in connection with payments on the notes and proceeds received from a sale or other disposition of the notes unless you are an exempt recipient. You may also be subject to backup withholding on these payments in respect of your notes unless you provide your taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules or you provide proof of an applicable exemption. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax consequences to non-U.S. Holders

This section applies to you if you are a non-U.S. Holder. You are a non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of a note and you are:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition of a note, or if you are a former citizen or former resident of the United States, in which case you should consult your tax adviser regarding the U.S. federal income tax consequences of owning or disposing of a note.

Payments on the notes

Subject to the discussion below regarding FATCA, payments of principal and interest on the notes by us or any paying agent to you will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest,

•	you do not own, actually or constructively, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	you certify on a properly executed applicable IRS Form W-8BEN or W-8BEN-E, under penalties of perjury, that you are not a United States person; and

•	it is not effectively connected with your conduct of a trade or business in the United States as described below.

If you cannot satisfy one of the first three requirements described above and interest on the notes is not exempt from withholding tax because it is effectively connected with your conduct of a trade or business in the United States as described below, payments of interest on the notes will be subject to withholding tax at a rate of 30%, or the rate specified by an applicable treaty.

Sale, redemption or other taxable disposition of the notes

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale, redemption or other taxable disposition of notes, unless the gain is effectively connected with your conduct of a trade or business in the United States as described below, provided however that any amounts attributable to accrued interest will be treated as described above under “Payments on the notes.”

Effectively connected income

If interest or gain on a note is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by you), you will generally be taxed in the same manner as a U.S. Holder (see “Tax consequences to U.S. Holders” above). In this case, you will be exempt from the withholding tax on interest discussed above, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Backup withholding and information reporting

Information returns are required to be filed with the IRS in connection with payments of interest on the notes. Unless you comply with certification procedures to establish that you are not a United States person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of a note. You may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes unless you comply with certification procedures to establish that you are not a United States person or otherwise establish an exemption. Compliance with the certification procedures required to claim the exemption from withholding tax on interest described above under “Payments on the notes” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on, and (beginning in 2017) sales or redemption proceeds from dispositions of, U.S. debt instruments to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If any withholding is imposed and you are not a foreign financial institution, you generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return, which may entail significant administrative burden. You should consult your tax adviser regarding the implications of FATCA for your investment in the notes.

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase and holding of the notes by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” (within the meaning of Section 3(42) of ERISA or any applicable Similar Laws) of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan (within the meaning of Section 3(21) of ERISA or Section 4975(e)(3) of the Code).

In considering an investment in the notes with any portion of the assets of any Plan, a fiduciary of a Plan should determine, among other things, whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any applicable Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless a statutory or administrative exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code (and/or Similar Laws). In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. Similar Laws may impose similar limitations on Plans that are not subject to ERISA or the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we or any of our affiliates or an underwriter or subsequent transferee is considered a “party in interest” or a “disqualified person” may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief for direct or indirect prohibited transactions resulting from the sale, purchase or holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting transactions involving insurance company pooled separate accounts, PTCE 91-38 respecting transactions involving bank collective investment funds, PTCE 95-60 respecting transactions involving life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the notes nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that such ERISA Plan pays no more than and receives no less than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute or result in a non-exempt prohibited transaction under ERISA and the Code and will not constitute or result in a similar violation of any applicable Similar Laws.

Representation

Accordingly, by purchasing and holding a note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) it is not a Plan and no portion of the assets used by such purchaser or transferee to acquire or hold the notes constitutes assets of any Plan or (ii) the acquisition and holding of the notes by such purchaser or subsequent transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering whether to purchase the notes (and hold the notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase and holding of the notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

Underwriting

Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus supplement among us and the underwriters, we have agreed to sell to the underwriters named below, for which J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, and the underwriters have severally agreed to purchase from us, the following respective principal amounts of the notes:

Underwriters	Principal amount of notes
J.P. Morgan Securities LLC	214,200,000
Morgan Stanley & Co. LLC	93,800,000
Credit Suisse Securities (USA) LLC	8,400,000
Goldman, Sachs & Co.	8,400,000
HSBC Securities (USA) Inc.	8,400,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8,400,000
Mitsubishi UFJ Securities (USA), Inc.	8,400,000

Total	$350,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriting agreement provides that the underwriters will purchase all of the notes being sold pursuant to the underwriting agreement if any of them are purchased. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price less a concession of up to 0.65% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

We estimate that our total expenses (excluding underwriting discounts) for this offering will be $1,852,000.

In the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or arrange for the notes to be quoted on any automated quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may have the effect of preventing or retarding a decline in the market price of the notes or cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are agents and lenders under our revolving credit facility. In addition, affiliates of HSBC Securities (USA) Inc. and Mitsubishi UFJ Securities (USA), Inc. are lenders under our revolving credit facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes. Any such credit default swaps and short positions could adversely affect future trading prices of the notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

The notes are offered for sale in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of notes which are the subject of the offering contemplated by this prospectus supplement may not be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules.

It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The notes which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to prospective investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, notes, debentures and units of notes and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of notes.

Legal matters

Certain legal matters relating to the securities offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. The underwriters are being represented in connection with this offering by Simpson Thacher  & Bartlett LLP, Palo Alto, California.

Experts

The consolidated financial statements of Cadence Design Systems, Inc. as of December 28, 2013 and December 29, 2012, and for each of the years in the three-year period ended December 28, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 28, 2013 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Cadence Design Systems, Inc.

DEBT SECURITIES

We may offer from time to time debt securities. Specific terms of these debt securities will be provided in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Investing in these securities involves certain risks. Investors should review the risks contained or described in the documents incorporated by reference in this prospectus or any accompanying prospectus supplement before investing in the securities offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 26, 2014

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

Unless otherwise indicated or the context requires, the terms “Cadence,” the “company,” “us,” “we” and “our” refer to Cadence Design Systems, Inc. and its consolidated subsidiaries.

i

CADENCE DESIGN SYSTEMS, INC.

We develop solutions that our customers use to design increasingly small and complex integrated circuits (“ICs”) and electronic devices. Our solutions are designed to help our customers reduce the time to bring an IC or electronic device to market and to reduce their design, development and manufacturing costs. Our product offerings include Electronic Design Automation software, emulation hardware, and two categories of intellectual property (“IP”), commonly referred to as verification IP and design IP. We provide maintenance for our software, hardware and IP product offerings. We also provide engineering services related to methodology, education, hosted design solutions and design services for advanced ICs and development of custom IP. These services help our customers manage and accelerate their electronics product development processes.

Cadence Design Systems, Inc. was incorporated in June 1988 in the State of Delaware. Our principal executive offices are located at 2655 Seely Avenue, Building 5, San Jose, California 95134 and our telephone number is (408) 943-1234. Our corporate website address is www.cadence.com. The information on, or accessible through, our website is not incorporated by reference in this prospectus.

About This Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in the debt securities involves risk. Please see the risk factors described in our most recent Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and our Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2014, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and cash flows.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file annual, quarterly and other reports and information with the Securities and Exchange Commission (the “SEC”). For further information regarding us, you may desire to review reports and other information filed under the Exchange Act, including the reports and other information incorporated by reference into this prospectus. Such reports and other information may be read and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies can be obtained by mail at prescribed rates by writing to the public reference room mentioned above. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You can also find our filings at the SEC’s website at http://www.sec.gov and on our website at http://www.cadence.com. Our website and the information contained on our website are not part of this prospectus.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except the information contained in such documents to the extent “furnished” and not “filed”):

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2013, as filed with the SEC on February 20, 2014;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended June 28, 2014 and March 29, 2014, as filed with the SEC on July 21, 2014 and April 21, 2014, respectively;

•	certain portions of our Definitive Proxy Statement on Schedule 14A for the 2014 annual meeting of the stockholders, incorporated by reference in the Annual Report on Form 10-K for the year ended December 28, 2013, filed on March 26, 2014; and

•	our Current Reports on Form 8-K filed with the SEC on May 7, 2014 and September 22, 2014.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (408) 943-1234 or by writing to us at the following address:

Cadence Design Systems, Inc.

2655 Seely Avenue, Building 5

San Jose, California 95134

Attn: Investor Relations

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains statements that are not historical in nature, are predictive, or that depend upon or refer to future events or conditions or contain forward-looking statements. Statements including, but not limited to, statements regarding the extent and timing of future revenues and expenses and customer demand, statements regarding the deployment of our products, statements regarding our reliance on third parties and other statements using words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “plans,” “projects,” “should,” “will” and “would,” and words of similar import and the negatives thereof, constitute forward-looking statements. These statements are predictions based upon our current expectations about future events. Actual results could vary materially as a result of certain factors, including, but not limited to, those expressed in these statements. We refer you to the risks discussed in our other filings with the SEC incorporated by reference herein, which identify important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Those factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make in this prospectus or in the documents incorporated by reference herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing (i) income (loss) before provision (benefit) for income taxes and earnings (loss) in equity interests, plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expense on indebtedness and the estimated portion of operating lease rental expense that is representative of the interest factor.

Six Months Ended		Year Ended
June 28, 2014	June 29, 2013	December 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011(1)	January 2, 2010(1)
4.6x	5.0x	4.6x	5.5x	2.9x	—	—

(1)	Earnings were inadequate to cover fixed charges for the years ended January 1, 2011 and January 2, 2010 by approximately $62.6 million and $153.0 million, respectively.

DESCRIPTION OF DEBT SECURITIES

The debt securities will constitute the senior debt of Cadence Design Systems, Inc. The debt securities will be issued under an indenture between Cadence Design Systems, Inc. and Wells Fargo Bank, National Association, as trustee. We will include in a prospectus supplement the specific terms of each series of debt securities being offered. In addition, the material terms of any indenture, which will govern the rights of the holders of our debt securities, will be set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the securities that may be offered pursuant to this prospectus.

VALIDITY OF SECURITIES

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Cadence Design Systems, Inc. as of December 28, 2013 and December 29, 2012, and for each of the years in the three-year period ended December 28, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 28, 2013 have been incorporated by reference herein in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.